03016268

RECD S.E.C.
MAR 1 0 2003
1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

AMENDMENT NO. 1
TO

FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

DAVIS HOMES, LLC
(Exact name of issuer as specified in its charter)

Indiana
(State or other jurisdiction of incorporation or organization)

3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240
(317) 595-2800
(Address, including zip code, and telephone number, including area code of issuer's principal executive offices)

PROCESSED
MAR 1 1 2003
THOMSON
FINANCIAL

C. Richard Davis
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240
(317) 595-2800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
O. Wayne Davis, Esq.
Karen Ball Woods, Esq.
Henderson, Daily, Withrow & DeVoe
2600 One Indiana Square
Indianapolis, Indiana 46204

1521	35-1939865
(Primary standard industrial Classification Code Number)	(I.R.S. Employer Identification Number

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Part I -- Notification

ITEM 1. **Significant Parties**

(a) Managers

Charles R. Davis
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

C. Richard Davis
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

Bradley C. Davis
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

Michael B. Davis
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

(b) Officers

Charles R. Davis
President and Chief Executive Officer
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

C. Richard Davis
Executive Vice President and Chief Financial Officer
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

Bradley C. Davis
Executive Vice President
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

Michael B. Davis
Executive Vice President
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

David O. Trittipo
Controller
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

(c) Managing Member

Davis Holding Corporation
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

(d) Davis Investments, L.P.

(e) C. Richard Davis
Michael B. Davis
Bradley C. Davis

(f) None

(g) Davis Holding Corporation
Davis Homes of Florida, LLC
Davis Financial Services, LLC
Davis Wholesale, LLC
Davis Properties, LLC
Home Guaranty Corporation, LLC
Creekside Square Apartments, L.P.
Creekside Square Apartments II, L.P.
Hanna Village Apartments, L.P.
Centennial Management, LLC
Davis Realty, Inc.
First Fidelity & Guaranty Company
Autumn Chase Apartments, L.P.
Walnut Manor Apartments, L.P.
Ft. Harrison Housing, L.P.
Davis Family Properties, LLC
White River Associates, L.P.
White River Associates, Inc.
Cedar Ridge Associates, L.P.

(h) C. Richard Davis, Esq.
Davis Homes, LLC
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

(i) Indiana Securities, LLC
1705 North Meridian Street
Indianapolis, Indiana 46202

(j) Frank D. Neese
Indiana Securities, LLC
1705 North Meridian Street
Indianapolis, Indiana 46202

Dawn Barringer
Indiana Securities, LLC
1705 North Meridian Street
Indianapolis, Indiana 46202

(k) Frank D. Neese
Indiana Securities, LLC
1705 North Meridian Street
Indianapolis, Indiana 46202

(l) N/A

(m) O. Wayne Davis, Esq.
Karen Ball Woods, Esq.
Henderson, Daily, Withrow & DeVoe
Suite 2600, One Indiana Square
Indianapolis, Indiana 46204

ITEM 2. **Application of Rule 262**

(a) No

(b) N/A

ITEM 3. **Affiliate Sales**

N/A

ITEM 4. **Jurisdictions in which Securities are to be offered**

(a) Illinois, Indiana, Ohio and Tennessee

(b) None

ITEM 5. **Unregistered Securities issued or sold within one year**

None

ITEM 6. **Other Present or Proposed Offerings**

None

ITEM 7. **Marketing Arrangements**

None

ITEM 8. **Relationship with Issuer of Experts Named in Offering Statement**

An opinion as to the validity of the Notes will be offered by C. Richard Davis, Esq., who is a Director, Executive Vice President and Chief Financial Officer of Davis Holding Corporation, the managing member of Davis Homes, LLC, and is a limited partner (with a 33% interest) of Davis Investments, L.P., which owns 99% of Davis Homes, LLC.

ITEM 9. **Use of a Solicitation of Interest Document**

None

OFFERING CIRCULAR

DAVIS HOMES, LLC
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240
(317) 595-2800

SERIES 2003 SUBORDINATED NOTES
$2,650,000 Minimum
$5,000,000 Maximum

Davis Homes, LLC (the "Company") is offering a minimum of $2,650,000 and a maximum of $5,000,000 in aggregate principal amount of Series 2003 Subordinated Notes (the "Notes") with an interest rate of 10% and a maturity date of April 15, 2011.

The Notes will bear interest from the date of issuance, payable semi-annually in arrears on January 1 and July 1 of each year commencing on July 1, 2003 (for the period from the date of issuance through June 30, 2003). The Notes will be issued only in denominations of $1,000 and integral multiples thereof, subject to a minimum initial purchase of $5,000.

The Notes are redeemable at any time on or after July 1, 2004 at the option of the Company, in whole or in part at 100% of the principal amount, together with accrued and unpaid interest to the redemption date. The Notes do not provide for any sinking fund payments or principal payments prior to maturity and have no conversion features.

The Notes will be subordinated to all Senior Indebtedness (as defined herein) of the Company. As of December 31, 2002, after giving effect to the issuance of the Notes and the application of the proceeds therefrom, assuming the sale of $2,650,000 in Notes, as described in this Offering Circular, total Senior Indebtedness of the Company would have been approximately $48.8 million. There is no limit on the amount of Senior Indebtedness the Company may incur. See "**Risk Factors**" **beginning on page 5 for a discussion of material risks that should be considered in connection with the purchase of the Notes offered hereby**, and "**Description of Notes--Subordination of the Notes**."

The Company has been advised by the Underwriter that it does not intend to make a market in the Notes and the Notes will not be listed on any securities exchange or the Nasdaq Stock Market. It is unlikely that an active public market for the Notes will develop or be maintained after this Offering.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OFFERING SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS, NOR HAS THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Price to Public	Underwriting Discounts and Commissions[1]	Proceeds to Company[2]
Per Note	$1,000.00	$75.00	$925.00
Total Minimum	$2,650,000	$198,750	$2,451,250
Total Maximum	$5,000,000	$375,000	$4,625,000

[1] The Underwriting Commissions are equal to 5.5% of the aggregate principal amount of the Notes plus a structuring fee earned at the rate of $20,000 per $1,000,000 of Notes sold.

[2] Before deducting expenses payable by the Company estimated at $105,000 (including up to $49,000 in Underwriter's attorneys fees which the Company has agreed to reimburse to the Underwriter).

The Notes are offered by the Underwriter on a best efforts, minimum-maximum basis as specified herein. If at least $2,650,000 in Notes are not sold within sixty (60) days of the date of this Offering Circular, or such later date not to exceed thirty (30) days as the Company and Underwriter may agree (the "Termination Date") then this Offering will not be consummated. Any Notes purchased by officers or directors of the Company will not be counted in determining whether the Offering minimum has been satisfied. Pending the closing of the sale of the Notes, all funds received from subscribers will be held in escrow by the Escrow Agent, First Community Bank & Trust, Greenwood, Indiana. If this Offering is not consummated by the Termination Date, subscribers' funds will be returned promptly with a pro rata share of any net interest earned while in escrow. See "**Plan of Distribution**."

INDIANA SECURITIES, LLC

Offering Circular Date: March 12, 2003

Offering Circular Summary

The following summary information is qualified in its entirety by the more detailed information and consolidated financial statements (including the notes thereto) appearing elsewhere in this Offering Circular. Prospective subscribers are urged to read this Offering Circular in its entirety.

The Company

The Company is a builder of single family homes in the Indianapolis, Indiana metropolitan area. The Company also develops residential communities. Net of all cancellations which occurred during the applicable period, the Company executed 949 new sales contracts during the year ended December 31, 2002, compared to 1,502 new sales contracts during the year ended December 31, 2001. The Company had a backlog of pending sales contracts for 722 homes at December 31, 2002 with an aggregate sales price of $114 million, compared to 909 homes with an aggregate sales price of $130 million at December 31, 2001. The Company is actively selling homes in 38 communities in the greater Indianapolis area. The Company markets its homes under two distinct trade names, Davis Homes and Best Homes.

The Company has sold more than 12,000 homes since its formation in 1985. Charles R. Davis, the Company's Chairman and Chief Executive Officer, began building homes in Indiana over 50 years ago, and companies owned or managed by Mr. Davis have sold more than 20,000 homes throughout Indiana. The Company believes this long-standing presence has made the Davis name widely recognized in the State of Indiana as a builder of quality homes. In 2002 and 2001, the Company delivered 1,137 and 1,197 homes, respectively, in the Indianapolis area, making it one of the largest homebuilders in the area.

	Year Ended December 31,	
	2002	**2001**
Consolidated Statement of Operation Data		
Total sales revenue	$172,633	$177,853
Cost of sales	143,002	145,109
Selling expenses	15,088	14,481
General and administrative expenses	9,777	10,333
Interest expense	1,031$	1,235
Net income (loss)	4,342	7,204

Consolidated Balance Sheet Data	**December 31,**	
	2002	**2001**
Homes, land and construction in progress	$68,306	$66,916
Total assets	85,696	85,724
Accounts payable	8,846	10,129
Notes payable and other obligations	57,790	54,453
Total members' equity	12,384	13,627

The Offering

Issue.................................... A maximum of $5,000,000 of Notes will be sold. Notes will mature April 15, 2011, and will bear interest from the date of issuance. At least $2,650,000 in Notes must be sold before this Offering will be consummated.

Payment of Interest................. Semi-annually on January 1 and July 1 of each year, commencing July 1, 2003 (for the period from date of issuance through June 30, 2003).

Interest Rate........................... 10% per annum

Redemption at the Company's Option................................. Redeemable at any time on or after July 1, 2004 at the option of the Company, subject to specified limitations set forth herein, in whole or in part, at 100% of the principal amount, together with accrued interest.

Sinking Fund.......................... No sinking fund payments.

Ranking................................ The Notes will be unsecured general obligations of the Company and will be subordinated in right of payment to all existing and future Senior Indebtedness, as defined in the Indenture, of the Company. As of December 31, 2002, after giving effect to the issuance of the Notes and the application of the net proceeds therefrom, assuming the sale of $2,650,000 in Notes, the Senior Indebtedness of the Company would have been approximately $48.8 million. There is no limit on the amount of Senior Indebtedness the Company may incur. See "**Description of Notes--Subordination of the Notes**."

Offer to Purchase....................	The Company will be obligated to make an offer to purchase Notes in certain circumstances described herein. See "**Description of Notes--Certain Covenants**."
Change of Control...................	Upon the occurrence of a Change of Control (as defined), each holder of Notes will have the option to cause the Company to repurchase such holder's Notes, in whole or in part, at 100% of the principal amount thereof, plus accrued interest to the date of repurchase. See "**Description of Notes--Certain Covenants--Offers to Purchase on Change of Control**."
Redemption on Death...............	Upon the death of a noteholder, Notes held by the deceased noteholder may be tendered to the Company for redemption at a price of par plus accrued interest; however, the Company will only be obligated to redeem up to $100,000 in Notes pursuant to such requests during any twelve-month period. See "**Description of Notes--Redemption at Death**."
Debt Service Reserve Fund.......	The Company will create a debt service reserve fund (the "Reserve Fund") equal to six (6) months interest on the Notes. See "**Description of Notes--Debt Service Reserve Fund**."
Use of Proceeds.....................	The Company intends to use the net proceeds from the sale of the Notes to redeem $2,200,000 aggregate principal amount of 12% subordinated notes due January 1, 2005, for working capital and to create the Reserve Fund. See "**Use of Proceeds**."
Certain Covenants..................	The Indenture under which the Notes will be issued contains certain restrictive covenants that will, among other things, limit the Company's ability to make certain Restricted Payments (as defined). The Indenture also restricts the Company's ability to consolidate or merge with or into, or transfer all or substantially all of its assets to, another person and requires the Company in certain circumstances to make an offer to purchase Notes at 100% of the principal amount plus accrued interest. These restrictions and requirements are subject to a number of important qualifications and exceptions. See "**Description of Notes--Certain Covenants**."
Risk Factors..........................	An investment in the Notes involves a significant degree of risk. The Notes are unsecured general

obligations of the Company, are subordinate in right of payment to all existing and future Senior Indebtedness, which is not limited in amount, and do not contain provisions for sinking fund payments. See "**Risk Factors**" for a discussion of material risks that should be considered in connection with an investment in the Notes.

Risk Factors

In analyzing this offering, prospective subscribers should carefully consider certain risks entailed in an investment in the Notes as set forth below, as well as the other information contained in this Offering Circular.

The Notes are Subordinate to all Senior Indebtedness

The payment of principal of and interest on the Notes will be unsecured general obligations of the Company, subordinated in right of payment to all present and future Senior Indebtedness of the Company. Senior Indebtedness is defined generally in the Indenture to include indebtedness created, incurred, assumed or guaranteed by the Company for money borrowed other than (i) the Notes, (ii) indebtedness of the Company to any of its Insiders, as defined in the Indenture, (iii) indebtedness of the Company to any of its subsidiaries (or from one subsidiary to another), (iv) the subordinated notes issued in 1995, $2.2 million of which remain outstanding and are expected to be redeemed from a portion of the net proceeds of the sale of the Notes, (v) $5 million of subordinated notes issued in 2001 or (vi) indebtedness for amounts owed for goods, materials or services purchased in the ordinary course of business. There is no limitation on the amount of Senior Indebtedness which the Company may incur. See "**Description of Notes--Subordination of the Notes**."

The Company Incurs Substantial Indebtedness to Finance its Operation

The building industry is capital intensive and often involves significant up-front expenditures including the cost of acquiring land. To fund its ongoing operations, the Company has used cash flow from operations, bank borrowings, limited partnership syndication proceeds, the issuance of first mortgage bonds and the issuance of subordinated notes. As of December 31, 2002, the Company had members' equity of approximately $12.4 million and total indebtedness of approximately $57.8 million, of which $50.6 million is secured by substantially all of the Company's assets. The Company's business and earnings are substantially dependent on its continuing ability to obtain bank or other financing on acceptable terms. Lenders generally require substantial equity commitments by borrowers in connection with loans secured by real estate. Additionally, such loans generally contain restrictive covenants related to the Company's operations. Although the Company believes that cash flow from operations and the Company's ability to borrow from various lenders will provide adequate cash to satisfy the Company's capital requirements for the foreseeable future, there can be no assurance that additional sources of financing will not be required or that, if required, such financing will be available on terms acceptable to the Company. See "**Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources**."

The Company's Business is Affected by Changes in Economic Conditions

The home-building industry is cyclical and is significantly affected by changes in general and local economic conditions such as interest rates, employment levels, consumer confidence and income and availability of financing, as well as changes in government regulation. Homebuilders such as the Company also are subject to various risks including conditions of supply and demand in local markets, availability and cost of land, materials and labor, adverse weather conditions, delays in construction schedules caused by strikes and other factors not within a builder's control, the government approval and permit process, the effects of moratoriums and environmental controls and increases in real estate taxes and other local government fees.

The Company's Home Sales are Affected by the Availability of Mortgage Financing and Fluctuating Interest Rates

The Company's business depends in part upon the availability and cost of mortgage financing. The Company believes that the availability of Federal Housing Administration ("FHA") and Veterans Administration ("VA") mortgage financing is an important factor in selling its homes. Any limitations or restrictions on the availability of mortgage financing could adversely affect the Company's operations. Housing demand is also affected by mortgage interest rate levels. The Company believes that its sales have benefited from lower rates in recent years. If mortgage interest rates increase significantly, the number of homes sold and the Company's results of operations may be adversely impacted. See "**Business--Customer Financing**."

The Company is Subject to Governmental Regulations and Environmental Controls

The Company's home building operations are subject to federal, state and local statutes and rules regulating environmental and developmental matters, wetland preservation, zoning, building design and density requirements. These requirements can limit the number of homes built within a particular community and can delay the progress of developing a particular community.

The Company must obtain numerous government approvals, licenses, permits and agreements before it can begin development and construction. In addition, the continued effectiveness of permits already granted is subject to factors such as changes in policies, rules and regulations and their interpretation and application. Such regulation affects construction activities and may result in delays or cause the Company to incur substantial compliance costs.

The Company may be subject to additional costs or delays or may be precluded entirely from developing its communities because of government regulations that could be imposed in the future due to unforeseen health, safety, welfare or environmental concerns. Environmental regulations can also have an adverse impact on the availability and price of certain raw materials such as lumber. See "**Business--Government Regulation and Environmental Matters**" and "**--Land Acquisition and Development**."

The Company Depends Upon Raw Materials and Labor, the Availability and Price of Which Fluctuate

Although the principal raw materials used in the home-building industry, including lumber, drywall, brick and concrete, generally are available from a variety of sources, those materials are subject to periodic shortages and price fluctuations. This volatility may adversely affect profitability to the extent that any increases in material costs cannot be offset by corresponding home price increases. See "**Business--Construction.**" While labor shortages have not had a material effect on the Company's operations, there is no assurance that such shortages will not adversely affect the Company in the future.

The Company's Business is Highly Competitive

Homebuilders compete for desirable properties, financing, raw materials and skilled labor. The Company competes for home sales with national, regional and local homebuilders, individual resales of existing homes and condominiums and available rental housing. Some of the Company's competitors have greater financial and other resources than the Company. See "**Business--Competition.**"

The Company's Operations are Concentrated in a Single Geographic Area

The Company's operations are currently concentrated in the Indianapolis metropolitan area. Because of this lack of geographic diversification, adverse general economic, weather or home-building conditions in the Indianapolis market could have a material adverse impact on the Company.

The Company is Not Required to Make any Payments to a Sinking Fund

No principal payments are due with respect to the Notes prior to their maturity nor is there any requirement for the Company to make payments to a sinking fund or otherwise periodically set-aside funds for the retirement of the Notes, other than the Fund. Retirement of the Notes will, therefore, be dependent upon the Company generating sufficient excess cash flow or obtaining other financing at the time the Notes mature, neither of which can be assured. See "**Management's Discussion and Analysis of Financial Condition and Results of Operations**" and "**Description of Notes.**"

The Company May Not be Able to Satisfy its Repurchase Or Payment Obligations Under the Notes

While the Indenture contains certain covenants which obligate the Company to repurchase or offer to repurchase the Notes upon the occurrence of certain events, there can be no assurance that the Company will have sufficient funds available at any given time to discharge such obligations. Further, the ability of the Trustee or holders of the Notes to effect collection should an Event of Default occur will be adversely affected by the subordination provisions of the Indenture and the existence of substantial Senior Indebtedness, as well as other indebtedness of the Company. See "**Capitalization,**" "**Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources**" and "**Description of Notes.**"

The Company is Dependent Upon the Davis Family

The Company's success is highly dependent upon the performance of its senior management consisting of Charles R. Davis, C. Richard Davis, Bradley C. Davis and Michael B. Davis (the "Davis Family"). See "**Management**." The Company does not have "key-man" insurance for or employment agreements with any of its senior management. The loss of key personnel or an inability to attract, retain and motivate key personnel could have a material adverse effect on the Company's business.

There is No Assurance as to the Amount of Notes Which Will be Sold

This Offering is being made on a best efforts, minimum-maximum basis by the Underwriter as agent for and at the risk of the Company. Accordingly, there can be no assurance that all or any portion of the Notes will be sold. All proceeds from subscribers will be deposited into an escrow account and should the minimum amount of Notes not be sold by the Termination Date, subscribers will lose the use of their funds up to the Termination Date. See "**Plan of Distribution**."

Subscribers May Encounter Difficulties Reselling the Notes

The Notes are being offered for sale only in Indiana and certain additional selected states. Only subscribers residing in those states may purchase the Notes. Further, the Notes will not be listed with any securities exchange or with the Nasdaq Stock Market. Accordingly, it is unlikely that there will be an active secondary market for the Notes. The absence of such a market will render it difficult for a holder to resell the Notes, or a holder may be able to do so only at discounted prices.

The Company

The Company is a builder of single family homes in the Indianapolis, Indiana metropolitan area which primarily consists of Marion and the surrounding counties. The Company also develops residential communities. The Company offers high-quality homes, many with custom features, designed principally for First Time Homebuyers (see "**Glossary of Terms**") and First and Second Time Move-up Buyers (see "**Glossary of Terms**"). The Company markets its homes under two distinct trade names, Davis Homes and Best Homes. The homes marketed under the Davis Homes name are directed at First and Second Time Move-up Buyers and Empty Nesters (see "**Glossary of Terms**") while Best Homes targets the First Time Homebuyer and First Time Move-up Buyer. The Company's homes range in size from approximately 1200 to 3700 square feet and range in price from approximately $80,000 to over $400,000.

The Company also originates and brokers residential mortgages, primarily for homes sold to the Company's customers, generating income from origination fees and servicing release fees without incurring credit or market risk associated with the loans. The Company also develops and manages apartment communities.

Unless the context indicates otherwise, as used in this Offering Circular the "Company" refers to Davis Homes, LLC, and its wholly owned subsidiaries (i) Davis Financial Services,

LLC, d/b/a Davis Mortgage Services, (ii) Davis Wholesale, LLC, (iii) Home Guaranty Company, LLC, (iv) Centennial Management, LLC, (v) Davis Land Development, LLC, (vi) First Fidelity & Guaranty Co., Inc., and (vii) Davis Realty, Inc. For additional information regarding the ownership and management of the Company and each of its subsidiaries, see "**Security Ownership of Management and Certain Security Owners**".

Additionally, the Company is affiliated with several limited partnerships formed to own and manage apartment communities which are developed by the Company, including Autumn Chase Apartments, L.P., Hanna Village Apartments, L.P., Cedar Ridge Associates, L.P., Fort Harrison Housing, L.P., Walnut Manor Apartments, L.P., Creekside Square Apartments, L.P., Creekside Square Apartments II, L.P. and Crooked Creek Associates, L.P. Finally, the Company is affiliated with two entities, White River Associates, L.P. and White River Associates, Inc., each of which was formed to purchase and own an office building that has been leased in part to the Company for its office space. **See** "**Certain Transactions.**" For additional information regarding the ownership and management of each affiliated limited partnership or other entity, see "**Security Ownership of Management and Certain Security Owners**".

The Company's principal executive offices are located at 3755 East 82nd Street, Suite 120, Indianapolis, Indiana 46240, and its telephone number is (317) 595-2800.

Use of Proceeds

The net proceeds to the Company from the sale of the Notes offered hereby after deducting underwriting commissions, structuring fees and expenses payable by the Company ("Offering Expenses"), are estimated to be approximately $2,346,250 if the minimum amount of Notes are sold and $4,520,000 if the maximum amount of Notes are sold.

The Company will use $132,500 at the minimum, and $250,000 at the maximum to create the Debt Reserve Fund as required by the Indenture. The Company intends to use the remainder of the net proceeds to redeem $2.2 million of 12% subordinated notes issued in 1995 and due January 1, 2005 and for working capital by temporarily paying down, in part, two of its primary construction (working capital) lines of credit, which lines will remain available for future draws. These lines were entered into in April 2001 and June 2001, and are subject to annual renewal. The annual interest rates on these lines are at the prime rate (4.25% at December 31, 2002). At December 31, 2002, the total balance outstanding on these two construction lines was approximately $22 million.

The following table summarizes the anticipated use of proceeds from this Offering, assuming sale of both the minimum and maximum amounts and the order in which those proceeds will be applied:

	Minimum	Maximum
Underwriting commissions, structuring fees and Offering Expenses......................	$303,750	$480,000
Debt Service Reserve Fund..................	$132,500	$250,000
Redeem 12% Subordinated Notes	$2,200,000	$2,200,000
Reduce Outstanding Borrowings.............	$13,750	$2,070,000
Total	$2,650,000	$5,000,000

Capitalization

The following sets forth, at December 31, 2002, the consolidated capitalization of the Company and the pro forma capitalization of the Company as adjusted to give effect to this Offering, assuming sale of only the minimum amount and the anticipated use of the proceeds from this Offering. See "**Use of Proceeds**."

	As of December 31, 2002	As Adjusted for Minimum[(1)]
	(in thousands)	
Notes payable and other debt (excluding subordinated notes due January 1, 2005, June 30, 2006 and June 30, 2008)	$50,590	$50,576
Subordinated notes due January 1, 2005	$2,200	-0-
Subordinated notes due June 30, 2006	$2,500	$2,500
Subordinated notes due June 30, 2008	$2,500	$2,500
Subordinated notes offered hereby	0	2,650
Total debt	57,790	58,226
Accumulated equity		
Members' Equity	12,384	12,384
Total capitalization	$70,174	$70,610

(1) Pro forma capitalization of the Company based on estimated proceeds of Offering of $13,750, which assumes the sale of $2,650,000 of Notes and the repayment of the 12% Subordinated Notes due January 1, 2005.

Management's Discussion and Analysis of Financial Condition And Results of Operations

Backlog

The Company's homes are offered for sale in advance of their construction, except for a limited program under which the Company generally builds two or three speculative homes per community to market to buyers who need a home to be available immediately (such as buyers relocating from another area). To date, most of the Company's homes have been sold pursuant to standard sales contracts entered into prior to commencement of construction. Upon execution of the sales contact and receipt of an initial deposit, the home sale is included in backlog and construction costs thereafter incurred are included in homes, land and construction in progress in the Company's financial statements. The sales contract is cancelable upon forfeiture of deposit, or, in some cases, without forfeiture due to the customer's inability to sell an existing home or obtain a permanent financing commitment. The Company recognizes revenue and earnings on home sales at closing (upon completion of the home), when title to the home passes to the buyer.

The following table lists the number of new sales contracts (net of cancellations) and the number of home sales closed for the periods indicated and the number of homes in backlog and the aggregate sales value of backlog at the dates indicated.

	12 Month Period Ended December 31	
	2002	2001
Sales contracts (net of cancellations	949	1,502
Home sales closed	1,137	1,197
Backlog at end of period	722	909
Aggregate sales value of backlog	$114,000,000	$129,600,000

The Company's backlog of homes (sales contracts) decreased to 722 at December 31, 2002, as compared to 909 at December 31, 2001. New sales contracts for the years ended December 31, 2002 and 2001 were 949 and 1,502, respectively. This reflects decreased demand (decreased sales orders) in the Indianapolis market for new home construction, the fact that the Company was operating in fewer active communities during 2002 compared to 2001, and an increase in the Company's cancellation rate resulting from a larger portion of the Company's total sales being made to First Time Home Buyers who typically have more difficulty obtaining mortgage financing. (See **Glossary of Terms**.)

Results of Operations

The following table presents, for the periods indicated, the percentage of the Company's total sales revenue represented by each income statement line item presented.

	12 Month Period Ended December 31	
	2002	2001
Home sales	100%	100%
Lot sales	-0-	-0-
Total sales revenue	100%	100%
Cost of sales	82.8%	81.6%
Gross profit	17.2%	18.4%

The following table presents, for the periods indicated, the percentage of the Company's total revenue represented by each income statement line item presented. Total revenue for each period is equal to total sales revenue plus other operating revenue.

	12 Month Period Ended December 31	
	2002	2001
Selling Expenses	8.7%	8.1%
General and administrative expenses	5.7	5.8
Income from operations	3.2	4.8
Interest expense	.6	.7
Minority interests	.1	.1
Net income	2.5	4.1

Total Sales Revenue

The Company's total sales revenue in 2002 was approximately $172.6 million, a decrease of approximately $5.3 million, or 3%, from total sales revenue of approximately $177.9 million in 2001.

Home Sales Closed

The Company's home sales closed in 2002 were approximately $172.4 million, a decrease of approximately $5.5 million, or 3%, from home sales closed of approximately $177.9 million in 2001. The Company delivered 1,137 homes in 2002 compared to 1,197 homes delivered in 2001. There is typically a six-month period between the time the Company enters into a sales contract for a new home and the time the Company delivers and closes on the sale of the home. Accordingly, the decrease in home sales closed (and number of homes delivered) in 2002 compared to 2001 reflects decreased sales contracts (sales contracts net of cancellations) experienced by the Company throughout 2002 compared to 2001.

Gross Profit

Gross profit is equal to total sales revenue minus cost of sales. The variable component of cost of sales includes land acquisition costs, development costs and construction costs. The fixed component of cost of sales includes direct overhead, job oversight supervision, customer service, warranty costs and interest and property taxes on lots and construction in process, all of which are capitalized as cost of sales. See **Note 1 of Notes to Consolidated Financial Statements**.

Gross profit in 2002 was approximately $29.6 million, a decrease of approximately $3.1 million from gross profit of approximately $32.7 million in 2001. Gross profit as a percentage of total sales revenue decreased from 18.4% in 2001 to 17.2% in 2002 due to generally fixed overhead construction costs being spread over a lower sales volume in 2002.

Other Operating Revenue

Other operating revenue includes co-op credits and rebates from various utilities and trade contractors, and fees received for the performance of accounting, construction and property management services for apartment communities owned by a related party or owned by partnerships in which the Company serves as the general partner. Other operating revenue was approximately $705,000, and $648,000, in 2002 and 2001, respectively. The increase from 2001 to 2002 was primarily due to the increase in co-op credits and contractor rebates. See "**Business--Apartment Development and Management**."

Selling Expenses

Selling expenses include advertising, sales commissions, maintenance of model homes, payroll and amortization of sales and development costs. Certain expenses, such as sales commissions and realtor fees, were generally based on sales prices of closed homes and thus remain relatively constant as a percentage of total revenue. Other expenses, such as advertising costs and model home maintenance, may be significantly influenced in any given period by the number of grand openings or special promotions and the number of communities in which the Company is operating in that period.

Selling expenses were approximately $15.1 million in 2002, compared to selling expenses of approximately $14.5 million in 2001. Selling expenses as a percentage of total revenue was 8.7% for 2002 compared to 8.1% for 2001. The increases in selling expenses are primarily due to expansion of the Company's Realtor Rewards program, which has resulted in a greater proportion of total sales being made with cooperating Realtors to whom the Company pays commissions, and an increasing number of buyers using HUD-approved down payment assistance programs such as the Nehemiah Program, Ameridream and the "Own" Program. See "**Business - Marketi ng and Sales**."

General and Administrative Expenses

General and administrative expenses primarily include salaries, bonuses, office and other administrative costs. General and administrative expenses were approximately $9.8 million in 2002, a decrease of approximately $.5 million from general and administrative expenses of approximately $10.3 million in 2001. The decrease in general and administrative expenses are primarily due to a reduction in professional fees and a one time write down of kind costs that occurred in 2001. However, general and administrative expenses as a percentage of total revenue only decreased to 5.7% in 2002 from 5.8% in 2001, due to lower total revenue in 2002 compared to 2001.

Seasonality and Variability in Quarterly Results

The Company has experienced, and expects to continue to experience, seasonality in home sales in each community. Generally, in each community the receipt of sales contracts is highest during the first six (6) months of the year. Related closings for home sales in each community peak in the last six (6) months of the calendar year, as homes contracted for purchase earlier in the year are delivered. Management believes that this seasonality reflects both the tendency of buyers to shop for new homes in the spring with the goal of closing in the fall or winter, as well as the scheduling of construction to accommodate winter weather conditions.

Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges has been calculated by dividing the Company's fixed charges (interest expense, capitalized interest, amortization of debt issuance costs and the portion of rental expense which is deemed to be representative of the interest factor) into the total of net income, plus minority interest in income of subsidiaries with fixed charges, plus fixed charges (for purposes of adjusting net income, amortization of previously capitalized interest is used in place of interest capitalized during the period). The pro forma ratio of earnings to fixed charges is based on historical data, as adjusted to give effect to the application of the minimum and maximum net proceeds, as described in "**Use of Proceeds**," to replace existing interest bearing debt (and the associated increase in interest costs, assuming an interest rate of 10.0% on Notes, after giving effect to capitalized interest) and the additional amortization of the associated debt issuance costs.

	Year Ended December 31	
	2002	2001
Ratio of earnings to fixed charges	1.96	2.13
Pro forma ratio of earnings to fixed charges		
Minimum	1.95	2.12
Maximum	1.93	2.10

Liquidity and Capital Resources

To fund its ongoing operations, the Company's primary sources of cash flow have been operations, bank borrowings, limited partnership syndications, the issuance of first mortgage bonds, and the issuance of subordinated notes.

The Company obtains its land acquisition and development funding on a project-by-project basis. Land acquisition and development loans are secured by the related project's real property. The annual interest rate on each of these loans range from prime to prime plus 1%. These loans are scheduled to mature at various times through September 2005. The loan agreements contain customary representations and covenants, including loan to value limitations and limitations on the maximum principal amount that can be outstanding at any time.

The Company's current construction loans are revolving credit arrangements provided by established commercial lenders in the Indianapolis area. These loans are secured by the homes under construction. The Company draws down available funds from these credit facilities from time to time throughout the construction process, generally up to 80% of the value of the new home. The credit facilities are repaid in the normal course of business as each home closes with the amount of the repayment equal to one hundred percent (100%) of the construction loan attributable to that home. Annual interest rates on these credit facilities range from LIBOR plus 275 basis points to prime, and these loans are scheduled to mature in increments from time to time between June and October, 2003. The loan agreements contain customary representations and covenants, including limitations on the maximum principal amount that can be outstanding at any time and limits on the number of speculative and model homes at any one time.

Due to it's increasing involvement with third party developers, from which the Company is obligated to purchase developed lots per community specific option agreements, the Company has entered into a facility with an established Indianapolis commercial lender to finance up to $3.5 million of lot inventory. As of December 31, 2002, the outstanding balance on this facility was $2.3 million.

At December 31, 2002, the Company's total third-party indebtedness amounted to approximately $57.8 million, of which $32.5 million was comprised of construction loans, $16.3 million was comprised of land acquisition and development loans, $7.2 million was subordinated debt, and $1.8 million was indebtedness incurred to finance the purchase in 2002 of the Company's building materials warehouse facility. (See "**Description of Property - Facilities**".)

The Company's land acquisition expenditures in 2002 and 2001 were $6.8 million and $.4 million, respectively.

The Company has no planned extraordinary capital expenditures or future material funding requirements outside the normal course of business. Consistent with the historical results of the Company, current obligations will be funded through ongoing operations, including proceeds of future home closings, borrowings under its available credit facilities, and the net proceeds of the Offering. The Company believes these funding sources will provide adequate cash to satisfy the necessary capital requirements and backlog of homes to be sold for the foreseeable future.

Inflation

The Company, as well as the home-building industry in general, may be adversely affected by periods of high inflation, primarily because of higher land acquisition, land development, construction and interest costs. In addition, higher mortgage interest rates may have an adverse impact on the affordability of permanent mortgage financing to prospective purchasers. The Company attempts to pass through to its buyers any increases in its costs through increased sales prices and, to date, inflation has not had a material adverse effect on the Company's results of operations. However, there is no assurance that inflation will not have a material adverse impact on the Company's future results of operations.

Business

The Company is a builder of single family homes in the Indianapolis, Indiana metropolitan area, which includes Marion and surrounding counties. The Company believes that it is able to deliver consistent quality at affordable prices because of its depth of management experience, vertically integrated operations and responsiveness to customer desires. The key elements of the Company's strategy are:

Customer-Driven Marketing. Management believes that the Company has been able to achieve a high level of customer satisfaction and loyalty by consistently delivering quality construction and popular designs and amenities geared to the preferences of its targeted homebuyers. The Company's current product offering provides distinct floor plans, designs, specification levels, and degrees of customization geared to specific target buyer profiles. Management continually monitors customer preferences based on reports from sales personnel, and the Company updates the home designs and features offered in response to preferences expressed by its customers. The Company trains its sales personnel to direct customers to the appropriate home series based upon pre-qualification information obtained during the initial customer interview in the sales office.

Customization of Home Designs. The Company is prepared to customize its designs to meet the individual preferences and tastes of homebuyers. Upon request, the Company will make a variety of modifications that are important to the homebuyer. Such modifications might include changes to dimensions, floor plans, exterior and interior finish materials, fixtures and appliances. The Company is able to offer this level of customization while maintaining the efficiencies of a volume builder, which management believes provides the Company with a competitive advantage in its target market.

Integrated Operations. The Company's vertically integrated operations generate operating efficiencies and enhance profitability. For communities it develops, the Company relies on the substantial land acquisition and development experience of its management team to acquire unimproved land in Indiana locations where management perceives buyer demand. As its own general contractor, the Company selects subcontractors with which it has substantial experience and which comply with the Company's strict quality standards. The Company's Indianapolis building materials warehouse helps it control the availability and cost of lumber and other materials. The Company trains its sales staff to communicate the distinct features of each of the Company's home series to potential customers, and the Company's mortgage subsidiary provides added convenience and value to homebuyers by offering "one-stop" financing of home purchases.

Strict Cost Controls. The Company strictly controls the cost of developing its communities by: (i) utilizing land development companies to develop a significant percentage of its lots; (ii) pricing its homes at competitive levels in order to sell out its communities quickly; (iii) adhering to strict construction schedules; (iv) buying many of its principal building materials on a wholesale basis through its Indianapolis warehouse operation and then manufacturing (rather than purchasing) roof trusses, wall panels, and door assemblies; and (v) obtaining favorable pricing on construction materials from its suppliers and labor from its subcontractors as a result of long-standing relationships and its position as a leading homebuilder in the Indianapolis area.

The Company intends to focus its future operations on: (i) continuing to open new communities in the Indianapolis area; (ii) improving operating efficiencies to reduce costs and enhance earnings; and (iii) achieving higher margins by improving marketing and advertising and increasing training of its sales consultants to sell its homes at higher relative prices. The Company is not currently considering any expansions through merger or acquisition or expansion into different marketplaces; rather, the Company intends to continue its incremental growth within its current marketplace. The Company also intends to reduce its focus on developing additional apartment communities in order to emphasize its core building business.

Land Acquisition and Development

The Company both develops land for its own use and purchases finished lots from other developers. The Company selects land for development or lots to acquire based upon a variety of factors, including (i) demographic and marketing studies; (ii) proximity to concentrated job markets, quality school districts, retail centers and local traffic corridors; (iii) infrastructure requirements for grading, drainage, utilities, sanitary and storm sewers and streets; (iv) competition for the proposed community; (v) ability to obtain zoning, platting and other government approvals; and (vi) projected profitability of the project.

The Company seeks to minimize the risks associated with developing land by, whenever possible, controlling desirable land through the use of options and other non-recourse contractual arrangements that allow the Company to delay payment until it has received the necessary government approvals and is prepared to begin site development.

After control of a parcel of raw land has been obtained, the Company's development staff oversees the preparation of preliminary and final plans for the community, providing for infrastructure, wetland preservation, recreational facilities and open space. Once preliminary plans have been prepared, the Company must obtain numerous government approvals, licenses, permits and agreements before it can begin development and construction. For a description of the government approval and permit process, see "**Government Regulation and Environmental Matters.**"

Within each development, the Company seeks to create a sense of community through the formation of a homeowners association to oversee the management and maintenance of the community's common areas; through the use of cul-de-sacs, lakes and recreation and playground areas; and by developing creatively landscaped common areas. The Company also incorporates a variety of complementary front elevations and architectural designs in its communities. The Company seeks to create continuity within each community by coordinating the exterior colors and trim of neighboring homes. The homes offered in a particular community depend upon many factors including the housing alternatives generally available in the area, the needs of the target buyers in the community and the Company's cost per lot in the community.

In many communities, the Company acquires its finished lots from other independent land developers. The Company will generally enter into an agreement with the developer pursuant to which the Company agrees to purchase a specified number of lots per month or per quarter. The Company is generally required to provide an initial cash deposit or letter of credit that generally constitutes the developer's sole remedy in the event of a default by the Company.

In this way the Company is able to secure access to attractive communities without taking on all the risks of developing the communities internally.

Home Design

In most of its communities, the Company offers homebuyers a choice of homes from one or more of four distinct collections under either the "Davis Homes" or "Best Homes" name, each of which offers a variety of floor plans and features targeted to a specific buyer profile.

- Davis Hom es Heritage Collection of ranch and two-story homes designed primarily for family move-up buyers

- Davis Hom es Lifescapes and Garden Collections of ranch and two-story homes designed primarily for active adult and Empty-Nester buyers

- Davis Hom es Carefree Collection of low-maintenance paired patio homes

- Best Homes First -Time Buyer Collection of a variety of homes focusing on affordability and large space for the dollar

The Company continuously reviews customer preferences and reports from its sales personnel to ensure that its home designs and features address the preferences of its targeted customers. The Company closely monitors the designs and features chosen by buyers of its homes as well as those offered by competitors in its markets and by homebuilders in other markets. The Company's architectural team and in-house draftsmen use this information in a continuing effort to make the Company's home designs more attractive to homebuyers.

Management believes that the Company has been able to achieve a high level of customer satisfaction and loyalty by customizing its homes to meet customer preferences. The Company emphasizes its willingness to customize in its marketing and sales efforts. The Company's architectural staff uses a computer-assisted design system to determine quickly the cost and feasibility of customization. If the customization is economically feasible and the customer is willing to pay for the additional cost, the design is customized to suit the customer's request. In this way, the Company is able to satisfy its customers while maintaining the efficiencies of a high-volume builder.

Construction

The Company acts as the general contractor for the development and construction of its communities. The Company employs full-time construction superintendents, each of whom supervises construction within two to three communities at a time, depending on the size of the communities. Each superintendent is responsible for coordinating the activities of the subcontractors, suppliers and building inspectors and for ensuring that the homes conform to the Company's quality control standards.

Subcontractors typically are retained on a community-by-community basis to complete construction at a fixed price per house plan for a term of one year. Agreements with the Company's subcontractors are generally entered into after competitive bidding on an individual basis. The Company has long-standing relationships with many of its subcontractors. The Company sometimes negotiates price and volume discounts with manufacturers and suppliers on behalf of subcontractors to take advantage of its production volume. In Indianapolis, the Company also controls its costs and quality of construction and minimizes construction delays by buying many of its building materials on a wholesale basis through its building materials warehouse operation and then manufacturing (rather than purchasing) roof trusses, wall panels, and door assemblies, and inventorying framing lumber, windows, sub-flooring, interior and exterior trim, roofing and sheathing for use in its homes.

Although the Company currently purchases materials and supplies from a limited number of suppliers on a regular basis, those materials are generally available from a number of suppliers, and therefore the Company is not dependent upon a single supplier for any of its materials. Similarly, the Company is dependent upon services performed by its subcontractors, particularly its mechanical (plumbing, heating and electrical) and drywall subcontractors; however, the Company does not rely on any single subcontractor whose services, if withdrawn, could not be replaced.

The Company generally develops and builds its communities in phases in order to create efficiencies in land development and construction and improve customer satisfaction by reducing the number of vacant lots and other homes under construction in the immediate vicinity of a completed home. The Company typically completes the construction of a home within four months from commencement of construction.

Marketing and Sales

The Company places a strong emphasis on effectively marketing its homes to its target buyers. The Company's commitment to effective and innovative marketing is evidenced by awards the Company received from the Builder's Association of Greater Indianapolis for 2002 Marketing and Merchandising Excellence.

The Company attracts initial interest in its communities through an advertising program using media such as newspapers, direct mail, billboards and, to a lesser extent, radio and television. The Company also has a buyer referral program in which buyers of the Company's homes receive referral fees for introducing new buyers to the Company. The Company believes that it has a reputation for developing high quality homes, which helps generate interest in its communities.

Management believes that the effective use of model homes demonstrates the advantages of the Company's home designs and features to prospective homebuyers. The Company first creates a buyer profile for each community. The Company then selects one or more model homes representative of the product line for that community and designed to appeal to the preferences of target buyers. Based on the buyer profile, the Company then completes the model home with furniture, fixtures and amenities that generally appeal to the target buyers.

Substantially all of the Company's homes are sold by full-time commissioned sales personnel who work from the on-site sales offices (open seven days a week) for each community. The Company conducts continuous training for its sales personnel so that they are prepared to direct each customer to the appropriate model home and explain the features and benefits of each model. Company sales personnel assist prospective buyers by providing them with information on the available home type, pricing, options and upgrades, mortgage financing (including qualifying criteria), construction and warranties. The Company periodically surveys buyers at closing as part of its effort to continuously monitor and adapt to customer preferences. Management believes that maintaining such relations also contributes to its reputation for customer satisfaction and loyalty. Independent brokers participate in approximately 60% of the Company's home sales. Through its new Realtor Rewards program, the Company welcomes such independent broker participation because it believes that such participation introduces the Company to customers who might not otherwise consider purchasing a new home. Through this program, the Company conducts a variety of promotions and sales incentive programs to attract independent brokers to the Company's communities, such as the payment of bonuses to brokers for repeat sales and the payment of sales commissions prior to the date of closing on the property.

The Company also offers a Guaranteed Sale Program to certain buyers having existing homes in the Indianapolis area that they intend to sell before purchasing a new home from the Company. Under the Guaranteed Sale Program, the Company assists buyers in selling their existing home and, if the existing home is unsold at the time of delivery of the new home, the Company will purchase the existing home at a pre-determined price. Management believes that this program is an effective marketing tool for the Company because many prospective buyers are hesitant to commit to purchase a new home until they are certain that they will be able to sell their existing home. Before the Company accepts a home into the program, an independent real estate broker examines the property to assess its marketability. The Company has entered into arrangements with various real estate brokers in the Indianapolis area to market the homes that the Company has agreed to purchase under this program.

Generally, construction of a home is begun only after a sales contract has been executed and the customer has received preliminary mortgage approval. The sales contract generally requires a cash deposit in the range of $500 to $1,000 which is refundable only if the contingencies in the sales contract (such as mortgage financing or the sale of an existing home) are not met. Once the contingencies in the sales contract are satisfied, the Company typically requires an additional, nonrefundable cash deposit (which ranges from $3,000 to $6,500, depending on the circumstances) as a condition to starting construction of the home.

Customer Relations and Quality Control

The Company recognizes that for many customers, the purchase of a home represents the single largest investment they will ever make. The Company strives to ensure the soundness of this investment through the delivery of quality homes located in attractive communities. Accordingly, through every phase of the Company's operations from the beginning of the sales process through construction, closing and post-closing service, the Company strives to educate and involve the customer in the home-building process.

Each community under development has one or two sales representatives who assist the customer from the initial interview through the closing. Initially, the sales representative helps the customer select a floor plan from the appropriate home series that meets the customer's desires. Thereafter, the sales representative is available throughout the entire building process to answer questions and direct concerns to the appropriate persons. The Company inspects the home with the customer at least twice prior to the closing. In addition, the Company asks its customer to complete customer satisfaction surveys at the time of the closing. The Company uses the results of these surveys to monitor the preferences of its customers and modify its home designs as necessary to meet these preferences.

The Company issues a warranty with each home covering workmanship and materials and provides to the homeowner warranty insurance from Home Buyers Warranty Corporation. The warranty provides coverage for ten years for structural matters, four years for the roof of the home and two years for other specified items. The Company has been designated a "Diamond Builder" by Home Buyers Warranty Corporation. To qualify for this status, a homebuilder must have a proven track record of quality construction, customer satisfaction and proper warranty performance and an excellent reputation in the community. Of the 15,000 U.S. homebuilders whose warranties are insured by Home Buyers Warranty Corporation, only 35 currently are designated as "Diamond Builders." The Company's warranty expense represented less than 1% of home sales revenue in both 2001 and 2002.

Management Information Systems

The Company developed and installed a computerized database management information system that was designed by management to meet the Company's reporting needs. The system provides management with immediate information regarding the status of preconstruction, construction and closing activities relating to the Company's model and speculative homes, as well as homes sold by the Company under contract. The system also summarizes information regarding the sales price of the home, the responsible sales representative, the mortgage lender, the mortgage amount and whether an independent broker was involved in the sale. Detailed cost accounting data are generated for each home concerning actual and budgeted costs. The system enhances the Company's ability to monitor all aspects of the contracting, preconstruction, construction and closing stages of homes in the Company's backlog.

Mortgage Origination

The Company operates a wholly owned mortgage brokerage subsidiary, Davis Financial Services, LLC, d/b/a Davis Mortgage Services, to further assist the Company's customers in securing mortgage commitments. (For additional information regarding the ownership and management of Davis Financial Services, LLC, see "**Security Ownership of Management and Certain Security Owners**.") Davis Financial Services is approved by the Federal Department of Housing and Urban Development and is qualified to process FHA, VA and conventional loans and sell the servicing rights. The Company originates and brokers residential mortgages, primarily for homes sold to the Company's customers. Davis Financial Services generates income from origination fees and servicing release fees. The loans are sold by Davis Financial Services without recourse, and Davis Financial Services does not warehouse, package or service the loans. The Company will not commit to make a loan without a guaranteed firm commitment in place, with a set interest rate and price from the lender who will purchase the loan. As a result, Davis Financial Services does not incur any credit risk or market risk associated with loans that it originates.

A substantial percentage of the homes sold by the Company meet the dollar limits published in FHA and VA guidelines. FHA and VA financing generally enables buyers to purchase homes with lower down payments than the down payments required by conventional mortgage lenders, allowing a buyer to borrow up to 95% of the appraised value of the home for

FHA financing and up to 100% for VA financing. As of December 31, 2002, the FHA financing limit for a one unit residence was $165,300 in Marion and the contiguous counties, Indiana.

Apartment Development and Management

The Company develops and manages apartment communities that are either conventionally financed or qualify for HUD financing or federal low-income housing tax credits under Section 42 of the Internal Revenue Code. The Company manages eight apartment communities totaling 1,307 units, which were all developed by the Company or a related party of the Company. The Company does not intend to manage apartment communities other than those it currently manages and those it develops. Although the Company may develop additional apartment communities in the future as opportunities arise, the Company intends to reduce its focus on developing additional apartment communities in order to emphasize its core homebuilding business.

Competition and Market Factors

The home-building industry is highly competitive and fragmented. The Company competes for home sales with national, regional and local developers and homebuilders, individual resales of existing homes and condominiums and available rental housing. The Company also competes for the acquisition of developed and undeveloped land on which to build homes or from which to sell lots. The Company's primary competitors are Ryland Homes, Crossman Communities, Arbor Homes and CP Morgan Homes, two of which are privately owned and two of which are publicly owned entities. Some of the Company's competitors have greater financial and other resources than the Company. The Company is one of the leading builders in the Indianapolis area, and management believes the Company competes favorably as a result of price, quality construction and features, land development expertise, knowledge of the local real estate market and governmental permitting and approval process, and a favorable reputation in the Indianapolis area. The Company regularly surveys the prices and features offered by its competitors to ensure that its prices on a per-square-foot and per-standard-feature basis are at an appropriate level. The Company believes that its prices are competitive to those offered by its primary competitors.

Government Regulation and Environmental Matters

In order to develop land in the Indianapolis area, the Company must obtain numerous government approvals, licenses, permits and agreements before it can begin development and construction. Through options and other limited recourse contractual arrangements, the Company typically controls land during the government approval process and only purchases the land after the planning and zoning process is complete. Obtaining the many necessary government approvals and permits for residential developments in the Indianapolis area is an extended process that generally takes approximately six to nine months and can involve a number of different governmental jurisdictions and agencies and considerable expense. The Company generally does not have any rights to develop a community until after it has received all required government approvals and permits. As with many other states throughout the country, Indiana has recently adopted legislation that allows municipalities to impose impact fees as a means of defraying the costs of providing certain governmental services and improvements to developing areas.

Additionally, the Company, through its mortgage broker subsidiary, Davis Financial Services, LLC, is subject to the rules and regulations of the federal Department of Housing and Urban Development's insured mortgage program. Davis Financial Services is also subject to the Indiana Department of Financial Institution's rules relating to mortgage brokers as it is a licensed mortgage broker. Although Davis Financial Services originates mortgage loans, neither it nor the Company is required to be licensed as a financial institution, thus neither is subject to federal or state financial services laws. In addition, another subsidiary of the Company, Davis Realty, Inc., is subject to the Indiana real estate brokerage laws. Davis Realty maintains its real estate brokers license primarily for the purpose of being able to list the Company's homes on the Indianapolis Metropolitan Board of Realtors' multiple listing service.

The Company is also subject to a variety of federal, state and local statutes, ordinances, rules and regulations concerning protection of health, worker safety and the environment. These laws may result in delays, cause the Company to incur substantial compliance costs and prohibit or severely restrict development in certain environmentally sensitive regions or areas. Prior to purchasing a parcel of land, the Company generally evaluates such land for the presence of hazardous or toxic materials, wastes or substances. To date, the Company has not experienced any material delays as a result of these laws, and the Company's operations have not been materially affected by the presence or potential presence of such materials.

Employees

As of December 31, 2002, the Company had 261 full-time employees. None of the Company's employees are covered by collective bargaining agreements, and management believes that few of the subcontractors that the Company engages are represented by labor unions or are subject to collective bargaining arrangements. Management believes that the Company's relations with its employees and subcontractors are good.

Legal Proceedings

The Company is involved in various routine legal proceedings incidental to the conduct of its business. Management believes that none of these legal proceedings will have a material adverse impact on the financial condition or results of operations of the Company.

Description of Property

Facilities

The Company leases approximately 23,000 square feet of office space for its headquarters in Indianapolis, Indiana, pursuant to two separate leases with a related party, for an aggregate annual rent of approximately $445,000. See "**Security Ownership of Management and Certain Security Owners**" and "**Certain Transactions**." Both leases expire on December 31, 2007, and the Company holds renewal options on each lease. Management believes that these facilities are sufficient for the conduct of the Company's business for the foreseeable future. It is the Company's policy that any transaction between the Company and an officer, director or affiliate be on terms no less favorable to the Company than could be obtained from an unaffiliated third party.

During 2002, the Company purchased approximately 75,000 square feet of industrial warehouse space in Indianapolis that it had previously leased for its building materials inventory and roof truss, wall panel and door assembly manufacturing plant.

Management

Executive Officers and Managers

The managing member of the Company is Davis Holding Corporation ("DHC"), an Indiana corporation wholly owned by the Davis Family. The business and affairs of the Company are ultimately directed by DHC, as managing member, pursuant to applicable state law. The Company also has a Board of Managers consisting of Charles R. Davis, C. Richard Davis, Bradley C. Davis and Michael B. Davis. Where appropriate, the titles in the table below relate to DHC.

Name	Age	Position
Charles R. Davis	70	Chairman
C. Richard Davis	44	Executive Vice President
Bradley C. Davis	42	Executive Vice President
Michael B. Davis	40	Executive Vice President
Douglas R. Stein	44	President of Davis Financial Services, LLC

Charles R. Davis has been Chairman, Chief Executive-Officer and a Director of Davis Holding Corporation since its inception in 1985. Mr. Davis attended Indiana University. Mr. Davis has been involved in the residential homebuilding business in Indianapolis for over 50 years. In 1951, Mr. Davis and his father, Oris E. Davis, co-founded the O.E. Davis Lumber Company, Inc. in Indianapolis. From the early 1950's until the company's sale in 1969, O.E. Davis Lumber Company built thousands of single family homes throughout Indiana. In 1969, Charles R. Davis sold the company, but Mr. Davis remained as Group Vice President and Chief Operating Officer of the home-building division of the purchaser until 1972. In 1974, Mr. Davis formed American Housing Corporation to engage in the construction and sale of single family homes in central Indiana; in 1978, American Housing acquired the business Mr. Davis had sold in 1969. In 1984, Mr. Davis sold American Housing. For additional information regarding Mr. Davis' ownership interest in the Company and each of its affiliated entities, see "**Security Ownership of Management and Certain Security Owners**."

C. Richard Davis has been Executive Vice President and a Director of Davis Holding Corporation since 1990. Mr. Davis graduated from Indiana University in 1981 with a business degree and from the University of Michigan School of Law in 1984. From 1984 to 1990, Mr. Davis was an attorney with the law firm of Sullivan and Cromwell in New York, New York, practicing in the areas of securities regulation and real estate finance. Mr. Davis is currently admitted to practice law in the States of Indiana and New York and serves as Chairman of the Board of Directors of the Better Business Bureau of Central Indiana and as Board member and Past-President of the Builders Association of Greater Indianapolis. Mr. Davis also serves as Vice Chairman of the Board of Directors of the AAA Hoosier Motor Club, H.M.C. Insurance

Agency and Hoosier Motor Mutual Insurance Company. For additional information regarding Mr. Davis' ownership interest in the Company and each of its affiliated entities, see "**Security Ownership of Management and Certain Security Owners**."

Bradley C. Davis has been Executive Vice President and a Director of Davis Holding Corporation since 1994. Mr. Davis graduated from Indiana University in 1982 with a business degree and from Duke University in 1984 with a Masters in Business Administration. From the Company's inception in 1985 until 1991, Mr. Davis was President of Davis Homes of Indiana. In 1991, Mr. Davis became President of Davis International, Inc., an entity owned by the Davis Family, and moved to Warsaw, Poland to oversee a residential project in which that entity had a joint venture interest. In 1993, Mr. Davis resigned from day-to-day management of the Company to build custom homes in Indianapolis under the name Brad Davis Custom Homes, Inc. From 1984 to 1985, Mr. Davis was a municipal bond trader with Merrill Lynch Capital Markets in New York, New York and Atlanta, Georgia. For additional information regarding Mr. Davis' ownership interest in the Company and each of its affiliated entities, see "**Security Ownership of Management and Certain Security Owners**."

Michael B. Davis has been Executive Vice President and a Director of Davis Holding Corporation since 1991. Mr. Davis graduated from Indiana University in 1984 with a bachelor's degree and from Indiana University School of Law in 1987. From 1990 to 1991, Mr. Davis was an attorney with the law firm of Johnson, Smith, Densborn, Wright & Heath in Indianapolis, Indiana, practicing in the areas of real estate finance and corporate and partnership law. From 1988 to 1990, Mr. Davis was an attorney with the law firm of Kirkland & Ellis in Chicago, Illinois, practicing in the area of real estate finance. Mr. Davis is admitted to practice law in the State of Indiana and serves on the Board of Directors of Concord Community Development Corporation, an Indianapolis based not-for-profit corporation dedicated to providing affordable housing in downtown Indianapolis. For additional information regarding Mr. Davis' ownership interest in the Company and each of its affiliated entities, see "**Security Ownership of Management and Certain Security Owners**."

Douglas R. Stein has been the President of Davis Financial Services, LLC, a wholly-owned subsidiary of the Company, for each of the past five years. Mr. Stein graduated from Ball State University with a degree in business in 1981.

Charles R. Davis is the father of C. Richard Davis, Bradley C. Davis and Michael B. Davis.

Remuneration of Officers and Directors

The following table sets forth information with respect to the aggregate annual remuneration paid by the Company for services rendered during 2001 to the three most highly compensated executive officers of the Company. The Company is not a party to an employment agreement with any of the executive officers of the Company.

Summary Compensation Table

Name of Individual and Principal Capacities in Which Served	Year	Annual Remuneration
C. Richard Davis, Executive Vice President	2002	$210,000
Bradley C. Davis Executive Vice President	2002	$210,000
Michael B. Davis, Executive Vice President	2002	$210,000

Security Ownership of Management and Certain Securityholders

As a limited liability company, the Company is owned by its members. The following table sets forth the members of the Company and their respective ownership interests:

Title of Class	Name and Address of Owner	Percent of Class
Membership Interests	Davis Holding Corporation 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	1%
	Davis Investments, L.P. 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	99%

The ownership of Davis Holding Corporation, which is also the managing member of the Company, is set forth in the following table:

Title of Class	Name and Address of Owner	Number of Shares	Percent of Class
Common Stock	Charles R. Davis 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	100	25%
	C. Richard Davis 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	100	25%
	Bradley C. Davis 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	100	25%

	Michael B. Davis 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	100	25%

Davis Investments, L.P., is a limited partnership which is beneficially owned as follows:

Title of Class	Name and Address of Owner	Percent of Class
General Partnership Interest	Davis Holding Corporation 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	1%
Limited Partnership Interest	C. Richard Davis 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	32.9%
	Bradley C. Davis 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	32.9%
	Michael B. Davis 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	32.9%
	Charles R. Davis 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	.30%

There are no outstanding options, warrants or rights to purchase membership interests in the Company. Additionally, the Company has not authorized any non-voting membership interests.

The Company has the following wholly-owned subsidiaries: Davis Financial Services, LLC, Home Guaranty Company, LLC, Centennial Management, LLC, Davis Land Development, LLC, Davis Wholesale, LLC, First Fidelity & Guaranty Co., Inc., and Davis Realty, Inc.

The Davis Family (see "**Glossary of Terms**") is also the beneficial owner of several related entities created for purposes of owning and managing specific apartment communities, which entities are affiliated with the Company, but are not consolidated with the Company for financial reporting or other purposes. The following table sets forth the names and owners of each of these entities, including the percentage of each entity beneficially held by the Davis Family:

Name/Owners	General Partnership Interest	Limited Partnership Interest	Total Interest Beneficially Held by the Davis Family
Autumn Chase Apartments, L.P.			100%
Autumn Chase, Inc. [1]	1%		
Charles R. Davis		10%	
Davis Homes, LLC		1%	
Davis Family Properties, LLC[1]		88%	
Hanna Village Apartments, L.P.			1.9%
Davis Homes, LLC	1.9%		
outside investors		98.1%	
Fort Harrison Housing, L.P.			100%
Fort Harrison Housing, Inc.[1]	1%		
Charles R. Davis		10%	
Davis Homes, LLC		1%	
Davis Family Properties, LLC[1]		88%	
Cedar Ridge Associates, L.P.			1.9%
Cedar Ridge Associates, LLC[2]	1.9%		
outside investors		98.1%	
Walnut Manor Apartments, L.P.			1%
Walnut Manor, Inc.[1]	1%		
outside investors		99%	
Creekside Square Apartments, L.P.			1%
Davis Homes, LLC	1%		
outside investor		99%	
Crooked Creek Associates, L.P.			48.3%
Crooked Creek Associates, LLC[3]	2%		
Charles R. Davis		37.6%	
C. Richard Davis		2.9%	
Bradley C. Davis		2.9%	
Michael B. Davis		2.9%	
outside investors		51.7%	
Creekside Square Apartments II, L.P.			100%
Creekside Square Apartments II, LLC[4]	99%		
Davis Homes, LLC		1%	

[1] Autumn Chase, Inc., Davis Family Properties, LLC, Fort Harrison Housing, Inc., and Walnut Manor, Inc., are each owned by C. Richard Davis, Bradley C. Davis and Michael B. Davis, who each have a 33.3% interest in each entity.

[2] Cedar Ridge Associates, LLC, is owned by Charles R. Davis (99.01%), C. Richard Davis (.33%), Bradley C. Davis (.33%) and Michael B. Davis (.33%).

[3] Crooked Creek Associates, LLC, is owned by Charles R. Davis (99.01%), C. Richard Davis (.33%), Bradley C. Davis (.33%) and Michael B. Davis (.33%).

[4] Creekside Square Apartments II, LLC, is owned by Charles R. Davis (1%), C. Richard Davis (33%), Bradley C. Davis (33%) and Michael B. Davis (33%).

Finally, the Davis Family is the beneficial owner of a limited partnership which is the owner of an office building located at 3755 East 82nd Street in Indianapolis from which the Company leases office space. The following table sets forth the names and owners of this limited partnership, including the percentage of the limited partnership beneficially held by the Davis Family:

Name/Owners	General Partnership Interest	Limited Partnership Interest	Total Interest Beneficially Held by the Davis Family
White River Associates, L.P.			100%
White River Associates, Inc.*	1%		
C. Richard Davis		33%	
Bradley C. Davis		33%	
Michael B. Davis		33%	

*White River Associates, Inc., is a corporation owned solely by Charles R. Davis.

Certain Transactions

Operating Advances

As of December 31, 2002, certain of the Company's limited partnerships owe the Company in the aggregate $1,600,900 in operating advances. These limited partnerships, and the amount owed by each, are as follows:

Limited Partnership	Interest Beneficially Held by the Davis Family	Operating Advances as of December 31, 2002
Autumn Chase Apartments, L.P.	100%	$189,400
Hanna Village Apartments, L.P.	1.9%	$(7,900)
Cedar Ridge Associates, L.P.	1.9%	$77,800
Walnut Manor Apartments, L.P.	1%	$220,100
Creekside Square Apartments, L.P.	1%	$(6,000)
Crooked Creek Associates, L.P.	48.3%	$17,800
Fort Harrison Housing, L.P.	100%	$1,109,700

(For additional information regarding the ownership and management of each limited partnership, see "**Security Ownership of Management and Certain Security Owners.**") These operating advances, which are non-interest bearing, result from the Company's payment of certain construction or operating expenses for the apartment projects and are to be repaid from the operating cash flows of the respective limited partnerships.

Management Fees

The Company also received fees of approximately $417,500 and $377,100 in 2002 and 2001, respectively, in connection with the management of apartment communities owned by the Company's affiliated limited partnerships. The following table sets forth the amount of fees received by the Company from each apartment community for management services during each year:

Limited Partnership	Interest Beneficially Held by the Davis Family	Fees Received During 2001	Fees Received During 2002
Crooked Creek Associates, L.P.	43.8%	$94,000	$77,100
Cedar Ridge Associates, L.P.	1.9%	$65,200	$51,300
Hanna Village Apartments, L.P.	1.9%	$32,600	$36,400
Creekside Square Apartments, L.P.	1%	$78,700	$79,600
Creekside Square Apartments, II, L.P.	100%	$25,400	$24,500
Walnut Manor Apartments, L.P.	1%	$33,000	$34,900
Autumn Chase Apartments, L.P.	100%	$43,800	$42,500
Fort Harrison Housing, L.P.	100%	$37,800	$71,200

(For additional information regarding the ownership and management of each limited partnership, see "**Security Ownership of Management and Certain Security Owners.**")

Construction Services

In addition, the Company received an aggregate of $177,100 and $104,900 in 2002 and 2001, respectively, relating to the performance of construction services for the Fort Harrison Housing limited partnership.

(For additional information regarding the ownership and management of each limited partnership, see "**Security Ownership of Management and Certain Security Owners.**")

Affiliated Investments

As of December 31, 2002, the Company reported an aggregate of $183,500 in investments in certain affiliated entities. These amounts are reported in the Company's consolidated financial statements as prepaid expenses and other assets. The entities, and the amounts paid by the Company as an equity investment in each as of December 31, 2002, are as follows:

Entity	Interest Beneficially Held by the Davis Family	Amount of Equity Investment
Hanna Village Apartments, L.P.	1.9%	$46,800
Creekside Square Apartments, L.P.	1%	$29,000
Walnut Manor Apartments, L.P.	1%	$39,500
Autumn Chase Apartments, L.P.	100%	$58,700
Fort Harrison Housing, L.P.	100%	$9,500

(For additional information regarding the ownership and management of each limited partnership, see "**Security Ownership of Management and Certain Security Owners**.")

Office Lease

The Company leases office space from White River Associates, L.P. in an office building located at 3755 East 82nd Street in Indianapolis. C. Richard Davis, Michael B. Davis and Bradley C. Davis are the limited partners of White River Associates, L.P. and collectively hold 99% limited partnership interests in three equal shares. The general partner, with a 1% partnership interest, is White River Associates, Inc., a corporation wholly owned by Charles R. Davis. (For additional information regarding the ownership and management of White River Associates, L.P. and White River Associates, Inc., see "**Security Ownership of Management and Certain Security Owners**.") Pursuant to two lease agreements due to expire on December 31, 2007, with two options to extend for a total of five years each, the Company rents approximately 23,000 square feet at an aggregate annual rent of approximately $445,000, beginning January 1, 2003. Lease payments in each of 2002 and 2001 were approximately $411,000. The Company occupies approximately 44% of the rentable space of the office building. The rent paid by the Company for this space is comparable, on a per-square-foot basis, to the rent paid by the other large tenants of the office building.

Distributions

During 2002 and 2001, the Company made distributions to the Davis Family of approximately $5,559,000 and $2,399,000 in the aggregate, respectively. These distributions included amounts representing prior earnings of the Company and amounts provided by the Company to the Davis Family so that they could make estimated federal and state tax payments on the income earned by the Company in 2001 and 2002 that is taxed on their individual tax returns.

Affiliate Transactions

It has been the Company's policy that any transaction between the Company and an officer, director or affiliate, including any future loans between the Company and an officer, director or affiliate, be on terms no less favorable to the Company than could be obtained from an unaffiliated third party. Additionally, since March 14, 1995 transactions with affiliates of the Company have been subject to the approval of a majority of the managers.

Description of the Subordinated Notes

The Notes will be issued under an indenture (the "Indenture") dated March 5, 2003, between the Company and First Community Bank & Trust, as Trustee, a copy of which is filed as an exhibit to the Offering Statement of which this Offering Circular is a part. The Indenture will not be qualified under the Trust Indenture Act under claim of exemption for issuances of $10,000,000 or less. The Trustee will also act as Paying Agent with respect to the Notes. The following statements are brief summaries of certain provisions of the Indenture and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular provisions or defined terms of the Indenture are referred to in this Offering Circular, it is intended that such provisions or defined terms be incorporated herein by reference.

General

The Notes will be issued in an aggregate principal amount limited to $5,000,000 with an interest rate of 10% and a maturity date of April 15, 2011.

The Notes will bear interest from the date of issuance payable semi-annually in arrears on January 1 and July 1 of each year, commencing July 1, 2003 (for the period from the date of issuance through June 30, 2003) to the holders of record on the day preceding the interest payment date. (Sections 2.01, 2.02 and 4.01) The Notes are not convertible into membership interests or other securities of the Company.

Principal (and premium, if any) and interest will be payable at the office or agency maintained by the Company for such purpose in Greenwood, Indiana, provided that payment of interest may be made at the option of the Company by check mailed to the address of the person entitled thereto as it appears in the register maintained by the Trustee. (Sections 2.03, 2.12 and 4.01)

The Notes will be issued only in registered form in denominations of $1,000, subject to a minimum initial purchase of $5,000, and any integral multiple thereof. (Section 2.02). At any time after the execution and delivery of the Indenture and upon the request of the Company, the Trustee shall authenticate and deliver Notes executed by the Company as provided in the Indenture. No Note shall be valid or obligatory for any purpose unless so authenticated. (Section 2.02). The Company may charge a reasonable fee for registering transfers of the Notes and the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 2.06)

Subordination of the Notes

The Notes represent unsecured general obligations of the Company. The Notes are subordinated in right of payment to all Senior Indebtedness of the Company, whether outstanding as of the date of this Offering or thereafter incurred. Senior Indebtedness is defined generally in the Indenture to include indebtedness created, incurred, assumed or guaranteed by the Company for money borrowed other than (i) the Notes, (ii) indebtedness of the Company to any of its Insiders, as defined in the Indenture, (iii) indebtedness of the Company to any of its subsidiaries (or from one subsidiary to another), (iv) $2.2 million of 12% subordinated notes issued in 1995 which are expected to be redeemed from a portion of the net proceeds of the sale of the Notes, (v) $5 million of subordinated notes issued in 2001 or (vi) indebtedness or amounts owed for goods, materials or services purchased in the ordinary course of business. There is no limit on the amount of Senior Indebtedness the Company may incur or have outstanding at any given time. (Article 6)

Redemption at the Company's Option

The Notes will not be redeemable prior to July 1, 2004. Thereafter, the Notes will be redeemable at the Company's option as a whole or from time to time in part on not less than 60 nor more than 90 days' notice by mail at 100% of the principal amount plus accrued interest to the date fixed for redemption (Section 3.01).

No Sinking Fund

No principal payments will be due with respect to the Notes prior to their maturity. The Indenture does not require, and the Company does not plan to, make any payments to a sinking fund for either principal or interest other than the Debt Service Reserve Fund described below.

Redemption at Death

Upon the death of a noteholder, Notes owned by the deceased noteholder may be tendered to the Company for redemption within sixty (60) days after the date of death. Notes tendered for redemption under this provision will be redeemed at par plus accrued interest, provided the Company shall not be obligated to redeem more than $100,000 in Notes under this provision in any twelve-month period. The Company shall have sixty (60) days to redeem the Notes. (Section 3.02)

Debt Service Reserve Fund

The Company will establish the Reserve Fund under the Indenture with cash equal to six (6) months interest on the Notes. The Reserve Fund shall be used to pay principal and interest on the Notes in the event other monies provided by the Company for such purpose are insufficient. The Reserve Fund shall be maintained by the Trustee as a separate and distinct trust fund to be held, managed, invested, disbursed and administered as provided in the Indenture. The Trustee shall keep and maintain adequate records pertaining to the Reserve Fund, and all disbursements therefrom. If the amount in the Reserve Fund is at any time less than six (6) months interest on the Notes, the Company is required to deposit sufficient monies with the Trustee to bring the balance equal to six (6) months interest within ninety (90) days. (Section 4.02)

Upon deposit with the Trustee of monies sufficient to pay all principal of, premium, if any, and interest on all Notes then outstanding, and upon satisfaction of all claims against the Company under the Indenture, or upon making of adequate provisions for the payment of such amounts as permitted by the Indenture, all monies remaining in the Reserve Fund, except monies necessary to pay principal of, premium, if any, and interest on the outstanding Notes, shall be remitted to the Company. (Section 4.02)

Certain Covenants

Maintenance of Total Members' Equity. If the total members' equity ("Equity") of the Company is less than $6,000,000 for two (2) consecutive quarters, the Indenture provides for the engagement of a consultant or financial advisor to assist in increasing Equity. If, after the consultant's engagement, the Equity then remains at less than $6,000,000 for four (4) additional consecutive quarters, the Indenture requires the Company to offer to repurchase ten percent (10%) of the aggregate principal amount of the Notes then outstanding per fiscal quarter until such time as the Equity is equal to or greater than $6,000,000.

Offers to repurchase will be at 100% of principal plus interest accrued and unpaid to the repurchase date. The Notes to be repurchased will be selected by lot and will be repurchased on the last day of each fiscal quarter the Company is required to redeem such Notes. (Section 3.03)

Restricted Payments. The Indenture provides that the Company may not make any distribution or payment on its membership interests or to its members, as members (other than distributions to members to the extent necessary to pay the members' respective income tax liabilities associated with the Company and distributions payable in additional membership interests), or purchase, redeem or otherwise acquire or retire for value any membership interests of the Company (collectively, "Restricted Payments") if, at the time of such Restricted Payment, or after giving effect thereto, (i) a Default or an Event of Default under the Indenture shall have occurred and be continuing; (ii) the Equity of the Company is or will be, as a result of such Restricted Payment, less than $6,000,000 or (iii) the aggregate amount expended for such Restricted Payments (the amount expended for such purposes, if other than in cash, to be determined by a resolution of the Board of Managers of the Company set forth in an Officers' Certificate delivered to the Trustee) subsequent to December 31, 2002 shall exceed the sum of (A) 25% of the aggregate Consolidated Net Income (or, in case such aggregate Consolidated Net Income shall be a deficit, minus 100% of such deficit) accrued on a cumulative basis subsequent to December 31, 2001, provided, however, that if Total Member's Equity shall exceed $10,000,000 as of the end of any fiscal quarter, the percentage of Consolidated Net Income earned and used in the calculation after such date shall be 50%, (B) the aggregate net proceeds, including the fair market value of property other than cash (such fair market value to be evidenced by a resolution of the Board of Managers of the Company set forth in an Officers' Certificate delivered to the Trustee), received by the Company from the issue or sale after December 31, 2002 of membership interests of the Company, including membership interests of the Company issued upon the conversion of indebtedness of the Company, other than membership interests that are redeemable at the option of the holder or are mandatorily redeemable and (C) $1,000,000; provided, however, that the foregoing shall not prevent the retirement of any membership interests of the Company by exchange for, or out of proceeds of the substantially concurrent sale of, other membership interests (other than membership interests that are redeemable at the option of the holder or are mandatorily redeemable), and neither such retirement nor the proceeds of any such sale or exchange shall be included in any computation made under clause (iii) above. (Section 4.07)

Offer to Purchase on Change of Control. Upon the occurrence of a Change of Control (as defined in the Indenture), the Company must make an offer to repurchase all of the then outstanding Notes in multiples of $1,000 within thirty (30) days of the Change of Control. This offer shall be mailed by the Trustee not less than thirty (30) days nor more than forty-five (45) days before the Redemption Date to the holders of the Notes. The offer shall remain open from the time of mailing until five (5) days before the Redemption Date. (Section 3.04)

Annual Reports. The Company must file with the Trustee and the Underwriter internal audited financial statements no later than 120 days from the end of its fiscal year. Holders of the Notes may receive copies of such financial statements upon written request by such Holders to the Underwriter. (Section 4.03)

Payment of Taxes and Other Claims. The Company must pay or discharge, before the same shall become delinquent, (1) all taxes, assessments and governmental charges levied or imposed upon it or upon its income, profits or property, and (2) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon its property, unless the same is being contested in good faith by appropriate proceedings. (Section 4.05)

Maintenance of Properties. The Company must cause all of its properties used or useful in the conduct of its business to be maintained and kept in good condition, repair and working order and must cause to be made all necessary repairs, renewals, replacements and improvements thereof, as in the judgment of the Company may be necessary to carry on its business. However, the Company is not prevented from discontinuing the maintenance and operation of its properties if the discontinuance is, in the judgment of the Company, desirable in the conduct of its business and not disadvantageous in any material respect to the holders of the Notes. (Section 4.06)

Transactions with Affiliates. Neither the Company nor any Subsidiary may enter into a transaction, loan, advance, capital contribution or transfer with any Affiliate of the Company unless such transaction is reasonably determined in good faith by the Board of Managers to be fair and reasonable to the Company or such Subsidiary and not materially adverse to the interests of a Holder (as defined in the Indenture). (Section 4.10)

Transfer of Material Assets. Neither the Company nor any Subsidiary may sell or otherwise dispose of any material portion of its property or assets outside the ordinary course of business unless such transaction is reasonably determined in good faith by the Board of Managers to be fair and reasonable to the Company or such Subsidiary (including interest in its Subsidiaries). (Section 4.11)

Restrictions on Merger or Sale. The Indenture provides that the Company may not merge into or consolidate with another entity or transfer substantially all of its assets to another entity unless (i) the surviving company is a U.S. entity, (ii) the surviving company is bound by all the terms of the Indenture, (iii) no default (as defined below) or Event of Default would exist as a result of the transaction, and (iv) the consolidated net worth of the surviving entity is at least equal to the consolidated net worth of the Company immediately prior to such transaction. (Section 5.01)

Events of Default

Events of default are defined in the Indenture as being: (a) default in payment of any interest installment due on the Notes and not cured within ten (10) days; (b) default in payment of principal, or premium, if any; (c) default in performance of any other covenant in the

Indenture that continues for thirty (30) days after notice to the Company by the Trustee or to the Company and the Trustee by the holders of 25% in principal amount of the outstanding Notes; (d) certain events of bankruptcy, insolvency and reorganization of the Company; (e) a default under any bond, note or other evidence of indebtedness (other than nonrecourse indebtedness) for borrowed money in excess of $25,000; and (f) a judgment in excess of $25,000 (or judgments aggregating $250,000 or more) is entered against the Company and such judgment is not satisfied or appealed (and execution stayed) within sixty (60) days. (Section 7.01)

The Indenture provides that, if an Event of Default shall have happened and be continuing, either the Trustee or the holders of 25% in principal amount of the Notes then outstanding may declare the principal of all the Notes to be due and payable immediately. Upon certain conditions, such declaration may be annulled and past defaults (except, unless theretofore cured, a default in the payment of principal or premium, if any, or interest on the Notes) may be waived by the holders of a majority in principal amount of the Notes then outstanding. (Sections 7.02 and 7.04)

The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the Note holders before proceeding to exercise any right or power under the Indenture at the request of the Note holders. (Section 8.06). The Indenture also provides that the holders of a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, provided that the Trustee may decline to act if such direction is contrary to law or if the Trustee determines in good faith that proceeding in the manner directed would be illegal or would involve it in personal liability or would be unjustly prejudicial to the holders of the Notes not consenting. (Section 7.05)

The Indenture provides that no Note holder may institute any action against the Company under the Indenture (except actions for payment of overdue principal, interest or any premium) unless such Note holder previously shall have given to the Trustee written notice of default and continuance thereof, and unless the holders of at least 25% in principal amount of Notes then outstanding shall have requested the Trustee to institute such action and shall have offered the Trustee reasonable indemnity, the Trustee shall not have instituted such action within 60 days of such request and the Trustee shall not have received directions inconsistent with such written request by the holders of not less than 50% in aggregate principal amount of the Notes then outstanding. (Section 7.06)

The Indenture requires the Company to file annually with the Trustee a certificate either stating the absence of any default or specifying any default that may exist, and deliver to the Trustee within ten (10) days of the occurrence thereof, notice of any default described in clause (c) of the events of Default above. (Section 4.03). The Indenture provides that the Trustee shall, within sixty (60) days after the occurrence of a default, give to the holders of the Notes notices of all uncured defaults known to it; provided that, except in the case of a default in the payment of principal or premium, if any, or interest on any of the Notes, the Trustee shall be protected in withholding such notice if the Trustee in good faith determines that withholding such notice is in the interest of the holders of the Notes. The term "Default" for the purpose of this provision shall mean the happening of any Events of Default specified above excluding any grace periods. (Section 8.05)

Modification of the Indenture

The Indenture contains provisions permitting the Company and the Trustee with the consent of the holders of 66 2/3% in principal amount of the outstanding Notes, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the Note holders, except that, without the consent of the holders of all outstanding Notes, no such supplemental indenture may (i) extend the stated maturity of any Note, or reduce the rate or extend the time of payment of interest thereon or reduce the principal amount thereof or premium thereon, or the amount payable thereon in the event of acceleration or the amount thereof payable in bankruptcy, or (ii) reduce the aforesaid percentage of Notes, the holders of which are required to consent to any such supplemental indenture. (Section 10.02)

Satisfaction and Discharge of Indenture

The Company may terminate its obligations, with certain exceptions, under the Indenture: (i) if all Notes previously authenticated and delivered (other than destroyed, lost or stolen Notes which have been replaced or paid) have been delivered to the Trustee for cancellation and the Company has paid all sums payable by it under the Indenture; or (ii) if the Notes not already delivered to the Trustee for cancellation have matured or will mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving notice of redemption and the Company irrevocably deposits in trust with the Trustee money or United States government obligations sufficient to pay principal of and interest on the Notes to maturity or redemption, as the case may be, and to pay all sums payable to the Trustee under the Indenture. (Section 9.01)

Defeasance

If the Company shall deposit with the Trustee, in trust, at or before maturity, money or United States government obligations in such amounts and maturing at such times that the proceeds of such obligations to be received upon the respective maturities and interest payment dates will be sufficient, in the opinion of the Trustee, to pay the principal of and interest to maturity, or to the redemption date, as the case may be, with respect to the outstanding Notes to be paid or redeemed, as such principal and interest become due (provided that, if the Notes are to be redeemed prior to the maturity thereof, notice of such redemption shall have been given as provided in the Indenture or provisions satisfactory to the Trustee shall have been made for the giving of such notice), then all liability of the Company under the Indenture and in respect of the Notes (other than certain specified provisions such as those relating to transfers and exchanges, registrars and paying agents and payment of the Trustee's fees and expenses) shall cease to be of further effect, and the holders thereof shall thereafter be entitled to payment out of the money or securities deposited with the Trustee as aforesaid, unless the Company's obligations are revived and reinstated because the Trustee is unable to apply such trust fund by reason of any legal proceeding, order or judgment. (Sections 9.01, 9.02, and 9.04)

Transfer Agent and Registrar

The Transfer Agent and Registrar for the Notes is the Trustee.

Plan of Distribution

Indiana Securities, LLC, 1705 North Meridian Street, Indianapolis, Indiana 46202, (the "Underwriter"), has agreed, subject to the terms and conditions of the Placement Agent Agreement (a copy of which is filed as an exhibit to the Offering Statement of which this Offering Circular is a part), to place the Notes for the Company on a best efforts, minimum-maximum basis. The Underwriter has the right, pursuant to the Placement Agent Agreement, to establish co-agency relationships with other underwriters or dealers for purposes of obtaining subscriptions for the Notes and may allow a commission equal to up to 4.5% of the aggregate principal amount of the Notes sold by such co-agents. No underwriter intends to sell Notes to any discretionary accounts.

Proceeds from this offering will be deposited by noon of the next business day after receipt in an escrow account established with First Community Bank & Trust, for the benefit of the subscribers. If the minimum number of Notes (at least $2,650,000 in Notes) has not been sold on or before the Termination Date, subscribers will promptly receive a refund of their subscription. In addition, subscribers will receive a pro rata share of any interest earned on the escrow account less a pro rata share of the fees and expenses of the escrow agent (such fees and expenses may only be deducted from interest). The escrow agent may invest the proceeds received by it in short term United States Government obligations or short-term certificates of deposit issued by any bank, including the escrow agent if competitive. The Company has agreed to hold the escrow agent harmless from any and all liability regarding the administration of the escrow account and, if the interest earned thereon is insufficient, to pay the fees and expenses of the escrow agent.

If subscriptions for the minimum of $2,650,000 of Notes are received and accepted by the Termination Date, the Offering may be continued until all of the Notes are sold or the Company decides to terminate the Offering. The Company will pay the Underwriter a commission equal to 5.5% of the aggregate principal amount of the Notes sold, plus a structuring fee earned at the rate of $20,000 per $1,000,000 of Notes sold. The Company has also agreed to reimburse the Underwriter for certain accountable out-of-pocket expenses incurred by the Underwriter in connection with this offering in an amount not to exceed $49,000.

The offer and sale of the Notes are being registered in Indiana and certain other states. Only residents of states in which the Notes have been registered will be permitted to purchase the Notes. Purchases of Notes by persons affiliated with the Company will not be counted for purposes of determining whether the minimum contingency has been met. Further, any purchases by affiliated persons must be made for investment purposes only, and not with the view toward the redistribution of the Notes.

The Placement Agent Agreement provides for reciprocal indemnification and contribution between the Company and the Underwriter and their respective controlling persons against certain liabilities in connection with the Offering Statement of which the Offering Circular is a part, including liabilities under the Securities Act of 1933 (the "Act"), as amended.

In so far as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than payment by the Company of expenses incurred or paid by a director, officer or controlling person of the issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Notes, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The issuance of the Notes is subject to certain conditions, including the conditions that no stop order suspending the qualification of this Offering Statement is in effect, no proceedings for such purpose are pending before or threatened by the Securities and Exchange Commission, that there has been no material adverse change in the condition of the Company from that set forth in the Offering Statement and that subscriptions for the minimum number of Notes have been received by the Termination Date.

Validity of the Notes

The validity of the Notes being offered hereby is being passed upon for the Company by C. Richard Davis of Indianapolis, Indiana, and for the Underwriter by Henderson, Daily, Withrow & DeVoe, Indianapolis, Indiana. C. Richard Davis is a Director, Executive Vice President and Chief Financial Officer of Davis Holding Corporation, the managing member of the Company and is also a limited partner (with a 32.9% interest) of Davis Investments, L.P., which owns 99% of the Company. Henderson Daily also generally provides legal services to First Community Bank & Trust which will serve as both Trustee and Escrow Agent.

Financial Statements

The financial statements as of December 31, 2002 and 2001, and for each of the two years in the periods then ended, included in this Offering Circular, were prepared in accordance with generally accepted accounting principles (GAAP) in the United States.

Additional Information

The Company has filed with the Securities and Exchange Commission an Offering Statement under Regulation A of the 1933 Securities Act, with respect to securities offered hereby. This Offering Circular does not contain all of the information set forth in the Offering Statement and the exhibits thereto. For further information with respect to the Company and the securities offered hereby, reference is hereby made to the Offering Statement and the exhibits filed therewith, which may be obtained from the principal office of the Commission in Washington, D.C., upon payment of the fees prescribed by the Commission.

The Offering Statement may be inspected without charge at the Commission's principal office at 450 5th Street, N.W., Washington, D.C.

Glossary of Terms

"Affiliate" means a person who, directly or indirectly, controls, is controlled by, or is under common control with the person specified herein.

"Cash Flow" means the Company's earnings that are derived from its normal operations, exclusive of extraordinary and nonrecurring items, less interest and dividends, plus certain noncash charges against earnings such as depreciation, depletion and amortization, determined according to generally accepted accounting principles.

"Control" means the power to direct or influence the direction of the management or policies of a person, directly or indirectly, through the ownership of voting securities, by contract or otherwise.

"Davis Family" collectively means Charles R. Davis, C. Richard Davis, Bradley C. Davis and Michael B. Davis.

"Empty Nester" means a person whose children are no longer living in the home.

"Equity Securities" means membership interests or similar securities and convertible securities, warrants, options or rights that may be converted into, or exercised to purchase, membership interests or similar securities.

"First Time Home Buyer" means a person who has not previously owned a home.

"First and Second Time Move-up Buyer" means a person who has previously owned a home (or more than one home) who is seeking a new, more expensive and generally larger home.

"Person" means an individual, corporation, limited liability company, partnership, association, joint-stock company, trust, unincorporated organization, government or political subdivision of government, or any other legal entity.

No dealer, salesman, or any other person has been authorized to give any information or to make any representation not contained in this Offering Circular in connection with the offer made by this Offering Circular; and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any underwriter. This Offering Circular does not constitute an offer of any securities, other than those to which it relates, or an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized, or an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction where such an offer would be unlawful. Neither delivery of this Offering Circular nor any sale made hereunder shall under any circumstances create an implication that information contained herein is correct as of any time subsequent to the date hereof.

TABLE OF CONTENTS

Subordinated Notes

OFFERING CIRCULAR

INDIANA SECURITIES, LLC

March 12, 2003

DAVIS HOMES, LLC
Index to Consolidated Financial Statements

Consolidated Financial Statements for the Nine Months Ended December 31, 2002 and 2001

DAVIS HOMES, LLC

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001

DAVIS HOMES, LLC

CONTENTS

Davis Homes, LLC
Consolidated Balance Sheets (unaudited)
December 31, 2002 and 2001
(in thousands)

	2002	2001
Assets		
Cash and equivalents	84	187
Restricted cash	1,186	1,240
Homes, land and construction in progress	68,306	66,916
Building materials inventory	1,126	1,482
Land and lot deposits	1,927	3,676
Amounts due from related parties	1,688	1,414
Prepaid expenses and other assets	7,253	6,709
Property, plant and equipment, net	4,126	4,100
Total assets	**85,696**	**85,724**
Liabilities and members' equity		
Accounts payable	8,846	10,129
Accrued expenses and other liabilities	5,410	6,178
Customer deposits	1,266	1,237
Notes payable and other debt	57,790	54,453
Notes payable to related parties	-	100
Total liabilities	73,312	72,097
Members' equity		
Paid-in capital	5,469	5,469
Accumulated other comprehensive income (loss)	(552)	(526)
Accumulated (deficit) equity	7,467	8,684
Total members' equity	12,384	13,627
Total liabilities and members' equity	**85,696**	**85,724**

Davis Homes, LLC
Consolidated Statements of Income (unaudited)
for the years ended December 31, 2002 and 2001
(in thousands)

	2002	**2001**
Home sales	172,633	177,853
Cost of sales	143,002	145,109
Gross Profit	29,631	32,744
Other operating revenue	705	648
	30,336	33,392
Selling expenses	15,088	14,481
General and administrative expenses	9,777	10,333
Income from operations	5,471	8,578
Interest expense	1,031	1,235
Minority interests	98	139
Net income	**4,342**	**7,204**

Davis Homes, LLC
Consolidated Statements of Changes in Members' Equity (unaudited)
December 31, 2002 and 2001
(in thousands)

	Paid-In Capital	Accumulated Equity	Accumulated Other Comprehensive Income(Loss)	Total
Balance at December 31, 2000	5,469	3,879	-	9,348
Net Income	-	7,204	-	7,204
Other comprehensive income (loss):				
Cumulative effect of adoption of accounting for derivative instruments and hedging activities, cash flow hedge	-	-	(145)	(145)
Loss on cash flow hedges	-	-	(381)	(381)
Comprehensive income (loss)	-	7,204	(526)	6,678
Distribution	-	(2,399)	-	(2,399)
Balance at December 31, 2001	5,469	8,684	(526)	13,627
Net Income	-	4,342	-	4,342
Other comprehensive income (loss):		-		
Loss on cash flow hedges	-	-	(26)	(26)
Comprehensive income (loss)	-	4,342	(26)	4,316
Distribution	-	(5,559)	-	(5,559)
Balance at December 31, 2002	5,469	7,467	(552)	12,384

Davis Homes, LLC
Consolidated Statements of Cash Flows (unaudited)
for the years ended December 31, 2002 and 2001
(in thousands)

	2002	**2001**
Operating activities:		
Net Income	4,342	7,204
Adjustments to reconcile net income to net cash provided by (used for) operating activities:		
Depreciation	1,001	985
Minority interests	98	139
Write-down of land held for development	-	231
Loss from sale of property, plant and equipment	60	8
Changes in operating assets and liabilities:		
Homes, land and construction in progress	(1,390)	(9,375)
Building materials inventory	356	436
Land and lot deposits	1,749	(913)
Amounts due from related parties	(274)	(823)
Prepaid expenses and other assets	(544)	(3,180)
Accounts payable	(1,283)	2,094
Accrued expenses and other liabilities	(794)	1,863
Customer deposits	29	129
Net cash provided by (used for) operating activities	3,350	(1,202)
Investing activities:		
Change in restricted cash	54	-
Acquisition of property, plant and equipment	(1,272)	(621)
Proceeds from the sale of property, plant and equipment	52	69
Net cash used for investing activities	(1,166)	(552)
Financing activities:		
Proceeds from construction and development borrowings	174,956	206,410
Repayment of construction and development borrowings	(173,297)	(202,141)
Borrowings on mortgage note payable	1,845	-
Repayment on mortgage note payable	(34)	-
Repayment of note payable to related party	(100)	-
Payments under capital lease obligation	-	(78)
Distributions to minority interests	(98)	(256)
Distributions to members	(5,559)	(2,399)
Net cash provided by financing activities	(2,287)	1,536
Net increase (decrease) in cash and equivalents	(103)	(218)
Cash and equivalents, beginning of period	187	405
Cash and equivalents, end of period	84	187
Non-cash investing and financing activity:		
Reduction of capital lease payable due to exercise of purchase option	133	-

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Davis Homes, LLC is principally engaged in the construction of single-family homes for entry-level and first and second time move-up buyers in the Indianapolis metropolitan area and the development of land for residential home sites.

In addition, Davis Homes, LLC provides apartment management, construction management and development services to other entities.

Principles of Consolidation: The consolidated financial statements include the accounts of Davis Homes, LLC and its subsidiary operating companies (the "Company"), including Davis Financial Services, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company consolidates entities in which it has a significant ownership interest and management control is exercised by the Company over the operations of those entities.

Revenues Recognition: Home and lot sales are recognized at closing, when title passes to the buyer. The Company's homes are generally offered for sale in advance of their construction. To date, the Company's homes have been generally sold pursuant to standard purchase agreements entered into prior to commencement of construction. The Company's standard form purchase agreement for homes requires the customer to make an earnest money deposit prior to commencement of construction. This deposit may range from a nominal amount for an FHA or VA financed purchase to 2% to 3% of the purchase price for buyer using conventional financing.

Other operating revenue primarily includes: (i) fees received for the performance of construction management or development services for apartment complexes owned by partnerships partially owned by a related party, or in which the Company serves as the general partner (one in 2002 and 2001); (ii) fees received for the performance of accounting and property management services for apartment complexes partially owned by a related party (eight in 2002 and 2001) or for which the Company is the general partner; and (iii) loan origination fees and discount points charged to homebuyers of non-company-built homes by the mortgage brokerage subsidiary of the Company.

Homes, Land and Construction in Progress and Cost of Sales: Homes, land and construction in progress are carried at cost, which is less than net realizable value, and includes land, land development, direct and other construction costs, capitalized interest and real estate taxes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

At the time of residential home closings, cost of sales is charged with the actual construction costs incurred and an estimate of unbilled costs at the time of closing plus an allocation of land and land development, capitalized interest, real estate taxes and capitalizable common costs, based on the relative sales value method of accounting. At the time of lot sale closings, cost of sales is charged with an allocation of the total estimated costs of land and land development, capitalized interest, real estate taxes and other capitalizable common costs based on the relative sales value method of accounting. Changes in the estimates of total costs to be incurred on land development projects, including changes in assumptions with respect to interest rates, will impact the cost of sales allocated to future lot sales. Significant increases in these estimated costs or interest rates will increase cost of sales and decrease gross margin in the event the Company is unable to pass these increases through to the buyer. The Company provides a warranty of workmanship and materials with each of its homes. Accordingly, a warranty reserve, based on the Company's historical experience, is established as home sales are closed. This reserve is reduced by the cost of subsequent work performed.

Interest Capitalization: Interest is capitalized to qualifying real estate inventories as incurred, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 34, Capitalization of Interest Cost, and charged to cost of sales as revenue from home sales or lot sales is recognized.

Building Materials Inventory: Inventories are stated at the lower of cost or market. Costs are determined under the weighted average of cost method.

Property, Plant and Equipment are carried at cost less accumulated depreciation and are principally depreciated using accelerated methods over the estimated useful lives of the assets. Significant additions and improvements are capitalized, while expenditures for maintenance and repairs are charged to operations as incurred. The cost and accumulated depreciation of property sold or retired are removed from the respective accounts and the resultant gains or losses, if any, are included in current operations.

Long-lived Assets, including the Company's property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount to future net undiscounted cash flows expected to be generated by the related asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair market value of the assets. To date, no adjustments to the carrying amount of long-lived assets have been required.

Derivative Instrument and Hedging Activities: The Company has entered into two derivative transactions principally to protect against risk of interest rate movements. The Company does not engage in speculative derivative transactions for trading purposes. Derivative financial instruments involve, to a varying degree, elements of market risk not recognized in the consolidated financial statements. Market risk related to derivative transactions entered into to protect against changes in interest rates is mitigated by the Company's use of (pay-fixed rates, receivable variable rate) derivative instruments.

Derivative financial instruments also involve a level of credit risk. Such risk is primarily related to the possibility of nonperformance by the counterparties involved in the derivative transactions. The Company mitigates the risk of such nonperformance through its selection criteria for counterparties. The Company uses reputable financial institutions with high credit ratings as counterparties.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company had two interest rate swap agreements at December 31, 2002 and 2001 with notional amounts of $5,000,000 each. Under terms of the respective agreements, the Company pays 9.67% and 8.41%, through October 31, 2003 and February 9, 2004, respectively, and receives a variable rate.

When the Company enters into a derivative contract, it designates the derivative as a hedge of the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a "cash flow" hedge). Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income or loss.

The Company documents the relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific assets and liabilities on the balance sheet. The Company also assesses (both at the hedge's inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not (or has ceased to be) highly effective as a hedge, the Company discontinues hedge accounting prospectively.

In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company will carry the derivative at its fair value on the balance sheet, recognizing changes in the fair value in the statement of income currently.

Use of Estimates: The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CASH AND EQUIVALENTS AND RESTRICTED CASH

For purposes of reporting cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of overnight investments, the cost of which approximates market value. At December 31, 2002 and 2001, restricted cash includes escrow deposits of $131,000 and $460,000, respectively, $680,000 and $405,000, respectively, that is restricted pursuant to the Subordinated Note trustee agreement, and $375,000 at December 31, 2002 and 2001 that is restricted pursuant to a compensating balance arrangement with a lender.

NOTE 3 - NEW ACCOUNTING STANDARDS

The Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended effective January 1, 2001. As a result of the adoption of SFAS No. 133, the Company recognizes all derivative financial instruments in the consolidated financial statements at fair value. Changes in the fair value of the instruments are either recognized periodically in earnings or in members' equity as a component of other comprehensive income depending on whether the instruments qualify for hedge accounting. Changes in fair values of instruments not qualifying for hedge accounting are reported in the statement of income. Prior to 2001, unrealized gains or losses on derivative instruments used for hedging losses on derivative instruments were generally not required to be reported in the consolidated financial statements.

NOTE 3 - NEW ACCOUNTING STANDARDS (CONTINUED)

While the adoption of SFAS No. 133 did not have a material impact on the Company's operations, it resulted in a $145,000 loss to be recorded in other comprehensive income at January 1, 2001. For the years ended December 31, 2002 and 2001, losses on cash flow hedges were charged to other comprehensive income of approximately $27,000 and $381,000, respectively. At December 31, 2002 and 2001, the Company's accumulated comprehensive loss on interest rate swaps was approximately $553,000 and $526,000, respectively.

For 2002 and 2001, the Company recognized interest expense of approximately $18,000 and $48,000, respectively, for the total ineffective portion of the interest rate swaps.

NOTE 4 - HOMES, LAND AND CONSTRUCTION IN PROGRESS

Homes, land and construction in progress are summarized as follows at December 31, 2002 and 2001 (in thousands):

	2002	2001
Homes and related lots in production	$ 34,270	$ 36,934
Residential land and development costs	20,766	16,771
Model homes	4,980	4,422
Spec homes available for sale	6,396	8,185
Commercial land and development costs	1,894	604
	$ 68,306	$ 66,916

Capitalized interest included in real estate inventories at December 31, 2002 and 2001 aggregated approximately $2.1 million.

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at historical cost and are summarized as follows at December 31, 2002 and 2001 (in thousands):

	2002	2001
Leasehold improvements	$ 2,484	$ 1,975
Building under capital lease		360
Vehicle	148	116
Equipment and furniture	2,263	1,967
Model home furniture	3,067	3,945
	7,962	8,363
Less: Accumulated depreciation	(3,836)	(4,263)
Total Property, Plant and Equipment	$ 4,126	$ 4,100

Depreciation expense for the years ended December 31, 2002 and 2001 aggregated $1,001,000 and $985,000, respectively.

NOTE 6 - NOTES PAYABLE AND OTHER OBLIGATIONS

Notes payable and other obligations are summarized as follows at December 31, 2002 and 2001 (in thousands):

	2002	2001
Real estate and construction loans from banks	$ 46,779	$ 45,020
Subordinated notes	7,200	7,200
Building materials loan	2,000	2,000
Building capital lease obligation	-	133
Building mortgage	1,811	
Other indebtedness	-	100
	$ 57,790	$ 54,453

Real estate and construction loans consist of land, land development and construction loans from financial institutions. The loans bear interest at annual rates ranging from prime to 1.0% over prime, which was 4.25% and 5.0% at December 31, 2002 and 2001, respectively, and are normally repaid through application of agreed upon amounts from the proceeds of lot and home closings. The loan agreements include customary representations and covenants, including completion guarantees on land development projects. Outstanding indebtedness under these facilities is secured by liens on the Company's real estate inventories. The home construction loan agreements with these financial institutions allow the Company to borrow up to $80.5 million to finance the construction of homes. Under these agreements, $52.5 million was borrowed at an average rate of 4.25% at December 31, 2002.

On February 10, 1995, the Company offered for sale $5,000,000 of subordinated notes (the "Notes") via an offering filed on Form 1-A with the Securities and Exchange Commission. On March 14, 1995, and May 12, 1995, the Company closed on the sale of $3.7 million and $1.3 million, respectively, of these Notes, receiving proceeds of $3.4 million and $1.2 million, respectively (net of underwriting commissions and expenses of these offerings). These Notes bear interest at a weighted average interest rate of 11.6% and are subordinated to the Company's third-party debt. The Company repaid $1.2 million of these Notes in 1998, $1.6 million of these Notes in 2000, and $2.2 million mature on January 1, 2005.

On September 11, 2001, the Company offered for sale $5,000,000 of subordinated notes (the "Notes") via an offering filed on Form 1-A with the Securities and Exchange Commission. On September 27, 2001, October 26, 2001 and November 14, 2001, the Company closed on the sale of approximately $3.9 million, $700,000 and $400,000, respectively of these Notes. The Company received proceeds of approximately $3.6 million, $600,000 and $370,000, respectively. These Notes bear interest at a weighted average rate of 10.75% and are subordinated to the Company's third-party debt. The Notes mature on June 30, 2006 and 2008 in equal installments of $2.5 million. The fair market value of the Notes, estimated using rates currently available to the Company for debt with similar terms and maturities, is not significantly different from book value at December 31, 2002 and 2001.

The building materials loan is secured by a lien on the Company's building materials inventory and bears interest at prime. Other indebtedness consists of various borrowings and other obligations.

In 1998, the Company entered into a five-year lease of a building for use in its construction operations. The terms of the lease provided the Company with a purchase option on the building on each anniversary date of the lease inception. During 2002, the Company initiated the purchase option for the building at a cost of approximately $698,000. In May 2002, the Company entered into a mortgage note of $1,845,000 on this building. The mortgage note requires monthly payments of $17,000, including interest computed at 7.49% through June 2017 at which time all outstanding principal and interest are due. The note is secured by the real estate.

NOTE 6 - NOTES PAYABLE AND OTHER OBLIGATIONS (CONTINUED)

Additionally, one of the beneficial owners of the Company has personally guaranteed loans of the Company aggregating $19.7 million and $12.9 million at December 31, 2002 and 2001, respectively.

Scheduled maturities of notes payable and other obligations are as follows (in thousands):

Year Ended December 31	
2003	$ 46,565
2004	2,278
2005	2,369
2006	2,590
2007	97
Thereafter	3,891
Total	$ 57,790

During the years ended December 31, 2002 and 2001, the Company paid $4.3 million and $5.5 million, respectively, for interest, including amounts capitalized of $3.3 million and $4.3 million, respectively.

NOTE 7 - INCOME TAXES

Davis Homes, LLC, a limited liability company, is generally not responsible for income taxes, as its members are taxed for their respective shares of the Company's taxable income at their individual income tax rates. Historically, the Company has made distributions to the members to enable them to pay the taxes on this income.

NOTE 8 - MINORITY INTERESTS

During 2002 and 2001, the Company was acting as general partner with ownership interests of 50% in two limited partnerships formed to acquire and develop certain land for the sale of lots. One partnership was formed in 1994 and one in 1996. Income from the limited partnerships' operations was allocated to the general and limited partners based on the relative ownership interests, as outlined in the respective partnership agreements. During the year, these partnerships ceased operations with the sale of remaining lots. Distributions with respect to the limited partnerships were paid as outlined in the respective agreements.

A reconciliation of the minority interests account balance as of December 31, 2002 and 2001 is as follows (in thousands):

Minority interests in net assets at December 31, 2000	$ 117
Interest in 2001 net income of the partnerships	139
Distributions during 2001	(256)
Minority interests in net assets at December 31, 2001	$ -
Interest in 2002 net income of the partnerships	$ 98
Distributions during 2002	(98)
Minority interests in net assets at December 31, 2002	$ -

NOTE 9 - RELATED PARTY TRANSACTIONS

Related party debt is comprised of a demand note of $100,000, with an annual interest rate of 12%, which was entered into between the Company and an in-law of one of the beneficial owners in September 1994.

Amounts due from related parties is summarized as follows at December 31, 2002 and 2001 (in thousands):

	2002	2001
Construction fee receivable	$ 110	$ 311
Advances	1,578	1,103
	$ 1,688	$ 1,414

Amounts due from related parties as shown on the balance sheet represents amounts due from the beneficial owners of the Company or entities affiliated with these owners. As of December 31, 2002, amounts due from related parties include $1,578,000 of advances and $110,000 for construction management services to partnerships partially owned by a related party. Included in prepaid expenses and other assets are investments in affiliates of $183,500 at December 31, 2002 and 2001.

On October 21, 1997, the Company renewed an operating lease agreement with a limited partnership, in which each of the beneficial owners of the Company has an ownership interest, to lease office space for a term of five years, with an option to renew for five additional years. Lease payments were $411,000 in 2002 and 2001.

Other operating revenue includes approximately $417,500 and $406,000 in 2002 and 2001, respectively, for fees received in connection with managing the operations of apartment complexes (eight in 2002 and 2001), for which the Company or one of the beneficial owners of the Company serves as the general partner (three of which are owned by limited partnerships in which the beneficial owners of the Company have aggregate ownership interests of 90%, 48.5% and 1.9%). Other operating revenue also includes approximately $177,100 and $155,000 in 2002 and 2001, respectively, related to the performance of construction management services for apartment complexes owned by limited partnerships in which the Company serves is a limited partner.

NOTE 10 - EMPLOYEE BENEFIT PLAN

The Company has a retirement savings and profit-sharing plan for its employees which allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. Employee contributions are matched by the Company at the rate of 50 cents per dollar up to 5% of total compensation. In addition, the Company may contribute a discretionary amount out of current or accumulated net income. Employees vest immediately in their contribution and vest in the Company contributions over a service period of five years. The Company's expenses for the plan were $204,000 and $186,000 in 2002 and 2001, respectively.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

The Company leases its office space (from a related party) and certain equipment (from unrelated third parties) under noncancellable operating leases that expire at various dates through 2007. Rent expense under such leases aggregated $714,000 and $726,000 for the years ended December 31, 2002 and 2001, respectively.

Minimum annual rental commitments under noncancellable operating leases are as follows (in thousands):

Year Ended December 31	Rental Payments
2003	$ 701
2004	680
2005	571
2006	496
2007	449
	$2,897

Other Commitments: The Company has entered into several agreements with various independent developers whereby it must purchase 1,129 residential building lots in various subdivisions. The lots range in price from $20,600 to $44,900. Together, the agreements required advance deposits of $2,931,000 and letters of credit totaling $100,000.

The deposits will be returned upon purchase of the last lots or credited against the price of the lots, depending on the terms of agreement. All of the agreements have been entered into without recourse to the Company. The agreements include certain restrictions, the most significant of which requires the Company to purchase a minimum number of lots each calendar month.

At December 31, 2002, the Company was required to make purchases as follows:

Payable in	Number of Lots
2003	589
2004	264
2005	182
2006	60
2007	24
Thereafter	10

In the normal course of business and pursuant to certain loan agreements and arrangements with certain municipalities, the Company guarantees completion of subdivision development work.

During 2000, the Company executed a sale-leaseback transaction for 37 model homes with a financial institution in accordance with the Master Sale and Rental Agreement. Total sales proceeds were approximately $5.7 million with a related model home cost of approximately $4.8 million. In connection with the sale, the Company has a note receivable from the financial institution of approximately $600,000 payable upon completion of the lease term for each home, generally ranging from 12 months to 36 months. The note bears interest at LIBOR plus 4.5%. The cash proceeds upon closing were used to pay down Company debt.

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

For the years ended December 31, 2002 and 2001 the Company recognized approximately $128,000 and $250,000, respectively of income relating to this transaction. The remaining gain on sale is deferred and is being amortized to income based on the remaining lease term of the model homes. The Company generally expects to lease the model homes for periods ranging from 12 to 36 months depending on completion of the respective development. Total annual lease commitment under terms of Master Sale and Rental Agreement for the year ending December 31, 2002 are approximately $272,200.

The Company is involved in various routine legal proceedings incidental to the conduct of its business. Management believes that none of these legal proceedings will have a material adverse impact on the financial condition, results of operations or cash flows of the Company.

Exhibit Index

Exhibit No.	Document
1.1*	Form of Underwriting Agreement
2.1*	Articles of Organization of Davis Homes, LLC
2.2*	Operating Agreement of Davis Homes, LLC
2.3*	Articles of Incorporation of Davis Holding Corporation
2.4*	By-Laws of Davis Holding Corporation
2.5*	Shareholder Agreement of Davis Holding Corporation
2.6*	Articles of Organization of Davis Financial Services, LLC
2.7*	Operating Agreement of Davis Financial Services, LLC
3.1*	Form of Subordinated Note
4.1	Indenture of Trust
6.01*	Loan Agreement dated June 29, 2001, with First Indiana Bank, as amended
6.02*	Amended and Restated Credit Agreement dated November 1, 2000, with Bank One, as amended
6.03*	Revolving Note and Credit Agreement dated August 9, 2001, with Union Planters Bank, N.A., as amended
6.04*	Credit Agreement dated April 11, 2001, with Huntington National Bank, as amended and restated
6.05*	Amended and Restated Loan Agreement dated July 2, 2002, with Fifth Third Bank, Indiana
6.06*	Promissory Notes dated May 31, 2002, and September 24, 2002, with Salin Bank and Trust Company
6.07*	Crooked Creek Associates Management Agreement
6.08*	Cedar Ridge Associates, L.P. Management Agreement
6.09*	Creekside Square Apartments, L.P. Management Agreement
6.10*	Creekside Square Apartments II, L.P. Management Agreement
6.11*	Hanna Village Apartments, L.P. Management Agreement
6.12*	Harrison Park Apartments Management Agreement
6.13*	Walnut Manor Apartments Management Agreement
6.14*	Autumn Chase Apartments Management Agreement
6.15*	White River Associates, L.P. Lease Agreements
9.1*	Form of Escrow Agreement
10.1*	Consent of Katz, Sapper & Miller, LLP
10.2*	Consent of C. Richard Davis, Esq (Contained in 11.1)
10.3	Consent and Certification of Indiana Securities, LLC

11.1*	Opinion of C. Richard Davis, Esq
15.1*	List of Subsidiaries and Affiliates

* Filed Previously

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to Offering Statement to be signed on its behalf by the undersigned, who is an officer of the managing member of the Company, thereunto duly authorized, in the City of Indianapolis, State of Indiana, on the 7th day of March, 2003.

DAVIS HOMES, LLC
By: Davis Holding Corporation, its managing member

By: ______________________
C. Richard Davis, Executive Vice President of Davis Holding Corporation

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title (Capacity)	Date
Charles R. Davis	Chief Executive Officer of the Company and Chairman of Davis Holding Corporation (Chief Executive Officer)	March 7, 2003
C. Richard Davis	Executive Vice President and Director of Davis Holding Corporation (Chief Financial Officer)	March 7, 2003
Bradley C. Davis	Director of Davis Holding Corporation	March 7, 2003
Michael B. Davis	Director of Davis Holding Corporation	March 7, 2003

Exhibit Index

Exhibit No.	Document
1.1*	Form of Underwriting Agreement
2.1*	Articles of Organization of Davis Homes, LLC
2.2*	Operating Agreement of Davis Homes, LLC
2.3*	Articles of Incorporation of Davis Holding Corporation
2.4*	By-Laws of Davis Holding Corporation
2.5*	Shareholder Agreement of Davis Holding Corporation
2.6*	Articles of Organization of Davis Financial Services, LLC
2.7*	Operating Agreement of Davis Financial Services, LLC
3.1*	Form of Subordinated Note
4.1	Indenture of Trust
6.01*	Loan Agreement dated June 29, 2001, with First Indiana Bank, as amended
6.02*	Amended and Restated Credit Agreement dated November 1, 2000, with Bank One, as amended
6.03*	Revolving Note and Credit Agreement dated August 9, 2001, with Union Planters Bank, N.A., as amended
6.04*	Credit Agreement dated April 11, 2001, with Huntington National Bank, as amended and restated
6.05*	Amended and Restated Loan Agreement dated July 2, 2002, with Fifth Third Bank, Indiana
6.06*	Promissory Notes dated May 31, 2002, and September 24, 2002, with Salin Bank and Trust Company
6.07*	Crooked Creek Associates Management Agreement
6.08*	Cedar Ridge Associates, L.P. Management Agreement
6.09*	Creekside Square Apartments, L.P. Management Agreement
6.10*	Creekside Square Apartments II, L.P. Management Agreement
6.11*	Hanna Village Apartments, L.P. Management Agreement
6.12*	Harrison Park Apartments Management Agreement
6.13*	Walnut Manor Apartments Management Agreement
6.14*	Autumn Chase Apartments Management Agreement
6.15*	White River Associates, L.P. Lease Agreements
9.1*	Form of Escrow Agreement
10.1*	Consent of Katz, Sapper & Miller, LLP
10.2*	Consent of C. Richard Davis, Esq (Contained in 11.1)
10.3	Consent and Certification of Indiana Securities, LLC

11.1*	Opinion of C. Richard Davis, Esq
15.1*	List of Subsidiaries and Affiliates

* Filed Previously

Exhibit 4.1

Indenture of Trust

DAVIS HOMES, LLC

AND

FIRST COMMUNITY BANK & TRUST
Trustee

INDENTURE OF TRUST

Dated as of March 5, 2003

$5,000,000
Aggregate Principal Amount
of

Series 2003 Subordinated Notes

TABLE OF CONTENTS

INDENTURE OF TRUST dated as of March 5, 2003, between Davis Homes, LLC, a limited liability company organized in the State of Indiana ("Company"), and First Community Bank & Trust, an Indiana banking association ("Trustee").

Each party agrees as follows for the benefit of the other party and for the equal and ratable benefit of the Holders of the Company's Series 2003 Subordinated Notes ("Notes"):

ARTICLE 1

DEFINITIONS AND INCORPORATION BY REFERENCE

Section 1.01. Definitions.

"Accrued Interest" means any interest earned with respect to any Notes which has not been paid to or upon the written order of the registered Holder thereof.

"Affiliate" means any Insider or any entity directly or indirectly controlled by an Insider or any other person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company.

"Agent" means any Registrar, Paying Agent, or Co-Registrar.

"Board of Managers" means the Board of Managers of the Company or any authorized committee of the Board.

"Change of Control" means (i) the sale, lease, exchange or transfer of all or substantially all of the Company's assets (in one transaction or a series of transactions) to any person or related group of persons as a result of which the Affiliates immediately prior to such transaction or series of transactions do not beneficially own at least a majority interest in such assets immediately after such transaction or series of transactions; or (ii) the consummation of any consolidation or merger of the Company other than a consolidation or merger of the Company in which the Affiliates immediately prior to the consolidation or merger have, directly or indirectly, at least a majority interest of the continuing or surviving corporation immediately after such consolidation or merger.

"Company" means the party named as such above until a successor replaces it and thereafter means the successor.

"Consolidated Net Income" for any period means the aggregate amount of net income of the Company and its Subsidiaries for such period determined in accordance with generally accepted accounting principles.

"Default" means any event which is, or after notice or passage of time would be, an Event of Default.

"Holder" means a person in whose name a Note is registered.

"Indenture" means this Indenture of Trust as amended from time to time.

"Insider" means any person owning directly or indirectly 10% or more of the Company.

"Notes" means the Notes described above issued under this Indenture.

"Officers' Certificate" means a certificate signed by two Officers, one of whom must be the President, the Treasurer or a Vice-President of the Company.

"Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

"Principal" of a Note means the unpaid principal balance of such Note.

"Qualified Investments" means any of the following which at the time are legal investments for the Trustee under the laws of the State of Indiana, and on which the Company is not the obligor: (a) obligations of the federal government or its agencies; (b) regulated mutual funds or investment trusts that are invested solely in government obligations; (c) time deposits in or certificates of deposit issued by any national or state bank (including the Trustee, acting in its commercial banking capacity), having combined capital, surplus and undivided profits of at least $10,000,000, the deposits of which are insured by the Federal Deposit Insurance Corporation ("FDIC") or any successor agency, or time deposits in or certificates of deposit issued by any federal savings and loan association or state building and loan association, the deposits of which are insured by the Federal Savings and Loan Insurance Corporation, or any successor agency (the "FSLIC"), but only to the extent that such time deposits or certificates of deposit are fully insured by the FDIC or FSLIC; or (d) bonds, notes or other securities the issuer or guarantor of which has a rating of "A" or higher by Standard & Poors Corporation or Moody's Investors Service.

"SEC" means the Securities and Exchange Commission.

"Senior Indebtedness" means the principal of and interest on any indebtedness, whether outstanding on the date of this Indenture or thereafter created, incurred, assumed or guaranteed by the Company for money borrowed from others (including, for this purpose, all obligations incurred under capitalized leases or purchase money mortgages or under letters of credit or similar commitments) or in connection with the acquisition by it of any other business, property or entity and, in each case, all renewals, extensions and refundings thereof, unless the terms of the instrument creating or evidencing such indebtedness expressly provides that such indebtedness is not superior in right of payment to the principal of and interest on the Notes. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness shall not include (i) indebtedness of or amounts owed by the Company for compensation to employees, or for goods and materials purchased in the ordinary course of business, or for services, (ii) indebtedness of the Company to any Affiliate of the Company, (iii) indebtedness of the Company to any of the Company's Subsidiaries or from one Subsidiary to another for money borrowed or advances from each Subsidiary, (iv) the subordinated notes issued by the Company in 1995 which mature on January 1, 2005 which are intended to be repaid with the proceeds of the sale of the Notes; and (v) the subordinated notes issued by the Company in 2001 which mature on June 30, 2006 and June 30, 2008.

"Subsidiary" or "Subsidiaries" means any entity, at least a majority of the shares of voting stock or membership interests of which shall at the time be owned, directly or indirectly by the Company and any limited liability company or partnership controlled by the Company directly or indirectly as general partner or otherwise including but not limited to Davis Financial Services, LLC, Davis Wholesale, LLC, and Davis Realty, Inc.

"TIA" means the Trust Indenture Act of 1939 (15 U.S. Code §§ 77aaa-77bbbb) as in effect on the date shown above.

"Total Members' Equity" or "Equity" means the aggregate amount of total members' equity of the Company, as set forth on the most recent balance sheet of the Company and its consolidated Subsidiaries and determined in accordance with generally accepted accounting principles.

"Trust Officer" means the Chairman of the Board, the President or any other officer or authorized representative of the Trustee assigned by the Trustee to administer its corporate trust matters.

"Trustee" means First Community Bank & Trust and any successor Trustee hereunder.

Section 1.02. Other Definitions.

Term	Defined in Section
"Change of Control Offer	3.04
"Equity"	3.03
"Event of Default"	7.01
"Legal Holiday	11.07
"Offer"	3.03
"Offer Amount"	3.03
"Officer"	11.07
"Paying Agent"	2.03
"Purchase Date"	3.03
"Registrar"	2.03
"U.S. Government Obligations"	9.01

Section 1.03. Incorporation by Reference of Trust Indenture Act. Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture.

Section 1.04. Rules of Construction. Unless the context otherwise requires:

(1) a term has the meaning assigned to it;

(2) an accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles;

(3) "or" is not exclusive;

(4) words in the singular include the plural, and in the plural include the singular; and

(5) provisions apply to successive events and transactions.

ARTICLE 2

THE NOTES

Section 2.01. Form and Dating. The Notes shall be substantially in the form of "Exhibit A" which is part of this Indenture. The provisions of the Notes are incorporated by reference herein and made a part of this Indenture. The Notes may have notations, legends or endorsements required by law, stock exchange rule or usage, and the Trustee shall authorize the removal of legends from the Notes or shall issue replacement Notes without legends at such time as the legends are no longer legally required as evidenced to the Trustee by an Opinion of Counsel. Each Note shall be dated as of the date of its authentication.

Section 2.02. Execution and Authentication. Two officers shall sign the Notes for the Company by manual or facsimile signature.

If an officer whose signature is on a Note no longer holds that office at the time the Note is authenticated, the Note shall nevertheless be valid.

A Note shall not be valid until authenticated by the manual signature of the Trust Officer of the Trustee. The signature shall be conclusive evidence that the Note has been authenticated under this Indenture.

The Trustee shall authenticate Notes for original issue up to the aggregate principal amount of $5,000,000 upon a written order of the Company signed by an Officer. The aggregate principal amount of Notes outstanding at any time may not exceed that amount except as provided in Section 2.08.

The Notes shall be issued in denominations of $1000 and multiples thereof. The Notes shall bear a maturity date of April 15, 2011, an interest rate of _10% and be limited to $5,000,000 in aggregate principal amount.

The Trustee shall be the authenticating agent for authenticating Notes.

Section 2.03. Registrar, Ownership, and Paying Agent.
The Company shall maintain an office or agency where Notes may be presented for registration of transfer or for exchange ("Registrar"), and shall appoint an agent to whom Notes may be presented for payment ("Paying Agent") provided that at least one Paying Agent has a place of business in Indianapolis, Indiana or a county contiguous to Marion County, Indiana. The Registrar shall keep a register of the Notes and of their transfer and exchange. The ownership of Notes shall be proved by the register kept by the Registrar. The Company, the Trustee and any Paying Agent may treat the person in whose name a Note is registered as the owner for all purposes and neither the Company nor the Trustee nor any Paying Agent shall be affected by notice to the contrary. The Company may appoint one or more Co-Registrars, and one or more additional Paying Agents. The term "Paying Agent" includes any additional paying agent. The Company may act as Paying Agent, Registrar or Co-Registrar. Upon any bankruptcy proceeding relative to the Company, the Trustee shall act as the sole Paying Agent. The Company shall notify the Trustee of the name and address of any Agent not a party to this Indenture. The Company hereby appoints the Trustee as a Paying Agent and Registrar.

Section 2.04. Paying Agent to Hold Money in Trust. The Company shall require each Paying Agent other than the Trustee to agree in writing that the Paying Agent will hold in trust for the benefit of Notes or the Trustee all money held by the Paying Agent for the payment of Principal or interest on the Notes, and will notify the Trustee of any default by the Company in making any such payment. While any such default continues, the Trustee may, by written request, require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent shall have no further liability for the money. If the Company acts as Paying Agent, it shall segregate and hold as a separate trust fund all money held by it as a Registrar and Paying Agent.

Section 2.05. Notes Lists. The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of holders of Notes. If the Trustee is not the Registrar, the Company shall furnish to the Trustee on or before each interest payment date and at such other times as the Trustee may request in writing a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of holders of Notes.

Section 2.06. Transfer and Exchange. When Notes are presented to the Registrar or a Co-Registrar with a request to register, transfer or to exchange Notes for equal principal amount of Notes of other denominations, the Registrar shall register the transfer or make the exchange if its requirements for such transactions are met.

The Registrar may refuse to register a transfer of a Note during the period ten (10) days prior to a maturity date or the mailing of notice of a redemption or during the period after mailing of notice of a redemption or after a Holder has made an election to have a Note redeemed or during the period ten (10) days preceding any interest payment date. A transfer which is not registered on the books of the Registrar shall be ineffective as between the Company, the Trustee, the Registrar, the Paying Agent and the Holder of the Note, and the registered owner shall continue to be treated as the Holder. To permit registrations of transfers and exchanges, the Company shall issue and the Trustee shall authenticate Notes at the Registrar's request. The Company may charge a reasonable fee for any registration of transfer or exchange (including the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any such transfer or exchange and any other expenses in connection therewith) but not for any exchange pursuant to Section 2.10, 3.11, or 10.04.

Section 2.07. Replacement Notes. If any mutilated Note is surrendered to the Trustee, the Company shall issue and the Trustee shall authenticate and deliver in exchange therefor a new Note of like tenor and principal amount and bearing a number not contemporaneously outstanding. If the Holder of a Note claims that the Note has been lost, destroyed or wrongfully taken, the Company shall issue and the Trustee shall authenticate a replacement Note if the Trustee's requirements are met. If required by the Trustee or the Company, an indemnity bond shall be furnished by the Holder which is sufficient in the judgment of both to protect the Company, the Trustee, any Agent or any authenticating agent from any loss which any of them may suffer if a Note is replaced. The Company may charge for its expenses in replacing a Note.

Every replacement Note issued pursuant to the provisions of this Section 2.07 by virtue of the fact that any Note is destroyed, lost or stolen shall constitute an additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Note shall be found at any time, and shall be entitled to all the benefits of this Indenture equally and proportionally with any and all other Notes duly issued hereunder.

Section 2.08. Outstanding Notes. The Notes outstanding at any time are all the Notes authenticated by the Trustee except for (a) those canceled by it, (b) those delivered to it for cancellation, and (c) those described in this Section as not outstanding.

If a Note is replaced pursuant to Section 2.07, it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Note is held by a bona fide purchaser.

If Notes are considered paid under Section 4.01, they cease to be outstanding and interest on them ceases to accrue.

Except as provided in Section 2.09, a Note does not cease to be outstanding because the Company or an Affiliate holds the Note.

Section 2.09. Treasury Notes. In determining whether the Holders of the required principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Company or an Affiliate shall be disregarded, except that for the purposes of determining whether the Trustee shall be protected in relying on any such directions, waiver or consent, only Notes which the Trustee knows are so owned shall be so disregarded.

Section 2.10. Temporary Notes. Until definitive Notes are ready for delivery, the Company may prepare and the Trustee shall authenticate temporary Notes. Temporary Notes shall be substantially in the form of definitive Notes but may have variations that the Company considers appropriate for temporary Notes. Without unreasonable delay, the Company shall prepare and the Trustee shall authenticate and deliver definitive Notes in exchange for temporary Notes.

Section 2.11. Cancellation. The Company at any time may deliver Notes to the Trustee for cancellation. The Registrar and Paying Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee shall cancel all Notes surrendered for registration of transfer, exchange, payment or cancellation and shall dispose of canceled Notes in the manner specified in

Section 3.12. Subject to Section 2.10, the Company may not issue new Notes to replace Notes that it has paid or delivered to the Trustee for cancellation.

Section 2.12. Defaulted Interest. If the Company fails to make a payment of interest on the Notes, it shall pay such interest thereafter in any lawful manner. It may pay such interest, plus any interest payable on it, to the persons who are Holders on a subsequent special record date. The Company shall fix such special record date and payment date by written notice to the Trustee. Such special record date shall not be less than ten (10) days prior to the payment date of such defaulted interest. The Company shall notify the Trustee, in writing, of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such defaulted interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment. Such money shall be held in trust by the Trustee for the benefit of the person or persons entitled to such defaulted interest as provided in this section. At least five (5) days before such record date, the Company shall mail to the Holders a notice that states the record date, payment date and amount of such interest to be paid.

ARTICLE 3

REDEMPTION

The Notes shall be subject to redemption prior to maturity only as provided in this Article.

Section 3.01. Optional Redemption Prior to Maturity; Redemption Price.

The Company may, at its option, at any time and from time to time on or after July 1, 2004 redeem outstanding Notes in whole or in part for a price equal to the outstanding principal amount of the Notes being redeemed together with Accrued Interest to the redemption date.

Section 3.02 Redemption at Death. Notes owned by a deceased Holder may be tendered to the Company for redemption within sixty (60) days after the date of death by delivery of a written demand for redemption to the Trustee followed by the tender of the Notes as soon as reasonably practical. The Trustee shall promptly notify the Company of any such redemption request. Notes tendered for redemption under this provision will be redeemed for a price equal to the outstanding principal balance plus Accrued Interest to the redemption date, provided the Company shall not be obligated to redeem more than $100,000 in Notes in any twelve (12) month period on a first tendered, first redeemed basis. If the redemption request in any twelve (12) month period exceed $100,000, the excess requests shall carry over to the subsequent twelve (12) month period unless the Holder indicates in writing to the contrary. Subject to the foregoing, the Company shall redeem Notes tendered in respect of a Holder of the Note within sixty (60) days from the date it receives notice of the request for redemption from the Trustee.

Section 3.03 Maintenance of Total Members' Equity. If the Total Members' Equity of the Company at the end of any two (2) consecutive fiscal quarters is less than $6,000,000, then the Company shall, within sixty (60) days following the end of such fiscal quarter, engage a consultant or other financial advisor satisfactory to the Trustee to assist the Company in its efforts to increase Equity. If the Equity does not exceed $6,000,000 at the end of any of the next four (4) fiscal quarters following the end of such second fiscal quarter, then the Company shall offer to redeem (the "Offer") on the last day of the fiscal quarter next following such fourth fiscal quarter (and on the last day of each fiscal quarter thereafter until such time as Equity shall equal or exceed $6,000,000) (each, a "Redemption Date") ten percent (10%) of the aggregate principal amount of Notes then outstanding (the "Offer Amount") at a redemption price equal to their principal amount plus Accrued Interest to the respective Redemption Date. The Company may credit against its obligation to redeem Notes pursuant to this Section the principal amount of (i) Notes acquired by the Company and surrendered for cancellation otherwise than pursuant to this Section and (ii) Notes redeemed or called for redemption pursuant to Section 3.01 or 3.02. In no event shall the failure to meet the Equity stated above at the end of any fiscal quarter be counted toward the making of more than one Offer.

The Company shall provide the Trustee with notice of the Offer at least sixty (60) days before any such Redemption Date. The Company shall notify the Trustee promptly after the occurrence of any of the events specified in this Section.

Notice of an Offer shall be mailed by the Trustee not less than thirty (30) days nor more than forty-five (45) days before the Redemption Date to the Holders of all Notes at each Holder's last address as it appears on the register. The Offer shall remain open from time of mailing until five (5) days before the Redemption Date. The notice shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer. The notice, which shall govern the terms of the Offer, shall state, in addition to the requirements set forth in Section 3.07, the following:

(1) that the Offer is being made pursuant to this Section 3.03;

(2) the Offer Amount, the redemption price and the Redemption Date;

(3) that any Note not tendered or accepted for payment will continue to Accrue interest;

(4) that Holders electing to have a Note redeemed pursuant to an Offer will be required to surrender the Note to the Paying Agent at the address specified in the notice at least five (5) days before the Redemption Date;

(5) that if Notes in a Principal amount in excess of the Offer Amount are tendered pursuant to the Offer, the Company shall redeem Notes on a pro rata basis (with adjustments as may be deemed appropriate by the Company so that only Notes in denominations of $1000 or integral multiples of $1000 shall be redeemed; and

(6) that Holders whose Notes were redeemed only in part will be issued new Notes as set forth in Section 3.11.

Before a Purchase Date, the Company shall (i) accept for payment Notes or portions thereof properly tendered pursuant to the Offer, (ii) deposit with the Paying Agent money sufficient to pay the redemption price of all Notes or portions thereof so accepted and (iii) deliver to the Trustee an Officer's Certificate stating the Notes or portions thereof accepted for payment by the Company. The Paying Agent shall promptly mail or deliver to Holders of Notes so accepted payment in an amount equal to the redemption price, and the Trustee shall promptly authenticate and mail or deliver to such Holders a new Note equal in principal amount to any unredeemed portion of the Note surrendered. Any Notes not so accepted shall be promptly mailed or delivered by the Trustee to the Holder thereof.

Section 3.04. Offer to Purchase upon Change in Control. If at any time there shall occur a Change of Control, the Company shall make an offer (the "Change of Control Offer") to each Holder to redeem in $1000 increments such Holder's Notes at a redemption price equal to 100% of the aggregate principal amount thereof plus Accrued Interest, if any, to the date of redemption, which shall not be more than ninety (90) days after the occurrence of the Change of Control.

The Company will provide the Trustee with notice of the Change of Control Offer within thirty (30) days following a Change of Control. The Company shall notify the Trustee promptly after the occurrence of any of the events specified in this Section.

Notice of a Change of Control Offer shall be mailed by the Trustee not less than thirty (30) days nor more than forty-five (45) days before the Redemption Date to the Holders of all Notes at each Holder's last address as it appears on the register. The Change of Control Offer shall remain open from time of mailing until five (5) days before the Redemption Date. The notice shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Change of Control Offer. The notice, which shall govern the terms of the Change of Control Offer, shall state, in addition to the requirements set forth in Section 3.07, the following:

(1) that the Change of Control Offer is being made pursuant to this Section 3.04;

(2) the Offer Amounts, the redemption price and the Redemption Date;

(3) that any Note not tendered or accepted for payment will continue to Accrue interest;

(4) that Holders electing to have a Note redeemed pursuant to a Change of Control Offer will be required to surrender the Note to the Paying Agent at the address specified in the notice at least five (5) days before the Redemption Date; and

(5) that Holders whose Notes were redeemed only in part will be issued new Notes as set forth in Section 3.11.

Before a Redemption Date, the Company shall (i) accept for payment Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted and (iii) deliver to the Trustee an Officer's Certificate stating the Notes or portions thereof accepted for payment by the Company. The Paying Agent shall promptly mail or deliver to Holders of Notes so accepted payment in an amount equal to the redemption price, and the Trustee shall promptly authenticate and mail or deliver to such Holders a new Note equal in principal amount to any unredeemed portion of the Note surrendered. Any Notes not so accepted shall be promptly mailed or delivered by the Trustee to the Holder thereof.

Section 3.05. Notices to Trustee. If Notes are to be redeemed pursuant to Section 3.01, Section 3.02, Section 3.03 or Section 3.04, the Company shall notify the Trustee of the redemption date and the Principal amount of Notes to be redeemed. The Company's notice shall specify the circumstances pursuant to which it intends to redeem Notes. In addition, if Notes are to be redeemed pursuant to Section 3.01, the Company shall deliver to the Trustee an Officers' Certificate certifying resolutions of the Board of Managers authorizing the redemption and an Opinion of Counsel with respect to the due authorization of such redemption and that such redemption is being made in accordance with this Indenture and the Notes and does not violate any other agreement binding on the Company.

If the Company wants to credit against any such redemption Notes it has not previously delivered to the Trustee for cancellation, it shall deliver the Notes with the notice.

Section 3.06. Selection of Notes to be Redeemed. If less than all the Notes are to be redeemed pursuant to Section 3.01 or Section 3.03, the Trustee shall select the Notes to be redeemed pro rata or by lot or such other method as it deems fair and appropriate. The Trustee shall make the selection from Notes outstanding and not previously called for redemption, in the case of a redemption pursuant to Section 3.01, or from Notes tendered in response to an Offer, in the case of a redemption pursuant to Section 3.03. Notes and portions of them it selects shall be in amounts of $1000 or whole multiples of $1000. Provisions of this Indenture that apply to Notes called for redemption also apply to portions of Notes called for redemption.

Section 3.07. Notice of Redemption. At least thirty (30) days but not more than sixty (60) days before a redemption date pursuant to Section 3.01, the Company shall mail a notice of redemption to each Holder whose Notes are to be redeemed at the Holder's last address as it appears upon the register and shall send a copy to the Trustee.

The notice shall identify the Notes to be redeemed and shall state:

(1) the redemption date;

(2) the redemption price and Accrued Interest will be paid up to the redemption date;

(3) the name and address of the Paying Agent;

(4) that the Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price and Accrued Interest, if any;

(5) that, unless the Company defaults in making the redemption payment, interest on Notes called for redemption ceases to accrue on and after the redemption date; and

(6) if any Note is being redeemed in part, the portion of the principal amount (equal to $1,000 or any integral multiple thereof) of such Note to be redeemed and that, on or after the redemption date, upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion thereof will be issued.

At the Company's request, the Trustee shall give the notice of redemption in the Company's name and at its expense.

Section 3.08. Effect of Notice of Redemption. Once notice of redemption is mailed, Notes called for redemption become due and payable on the specified redemption date at the redemption price.

Section 3.09. Deposit of Redemption Price. At least one business day before the redemption date, the Company shall deposit with the Paying Agent money (which shall be in immediately available funds and which must be received by such Paying Agent prior to 3:00 p.m., Indianapolis time) sufficient to pay the redemption price on all Notes to be redeemed on that date. The Paying Agent shall return to the Company any money or property not required for that purpose.

Section 3.10. Notes Payable on Redemption Date. Notice of redemption having been given as aforesaid, the Notes to be redeemed shall, on the specified redemption date, become due and payable at the redemption price as provided herein upon surrender of such Notes for redemption. If any Notes called for redemption shall not be paid upon surrender thereof for redemption, the Principal and Accrued Interest shall, until paid or duly provided for, bear interest from the redemption date at the rate set forth in the Notes, if legally permissible, until payment in full of the redemption price.

Section 3.11. Notes Redeemed in Part. Upon surrender of a Note that is redeemed in part, the Trustee shall authenticate for the Holder a new Note or Notes equal in aggregate principal amount to the unredeemed portion of the Note surrendered.

Section 3.12. Cancellation. All Notes which have been redeemed pursuant to this Article shall be canceled and cremated or otherwise destroyed by the Trustee and shall not be reissued, and counterparts of a certificate of cremation or other destruction evidencing such destruction shall be furnished by the Trustee to the Company.

Section 3.13 Notes Tendered but not Redeemed. Any Notes tendered for redemption under Section 3.02 or Section 3.03 but not redeemed as a result of the repurchase limitations shall be returned to the Holder and shall continue to be outstanding hereunder.

ARTICLE 4

COVENANTS

Section 4.01. Payment of Notes. The Company shall punctually pay the Principal and Accrued Interest on the Notes on the dates and in the manner provided in the Notes and in this Indenture. Principal and Accrued Interest shall be considered paid on the date due if the Paying Agent holds on that date money sufficient to pay all Principal and Accrued Interest then due.

The Company shall pay interest on overdue Principal at the rate borne by the Notes; it shall pay interest on overdue installments of interest at the same rate to the extent lawful.

Section 4.02. Debt Service Reserve Fund. On the date Notes are first issued hereunder, the Company shall deposit a sum equal to six (6) months interest on the Notes in the Debt Service Reserve Fund (the "Fund") established by the Trustee for use to pay Principal and Accrued Interest on the Notes in the event other monies provided by the Company for such purpose are insufficient. If the amount available in the Debt Service Reserve Fund is at any time less than six (6) months interest on the Notes, the Company shall within ninety (90) days after receipt of notice of such deficiency, deposit sufficient monies with the Trustee in order to bring the balance of the Debt Service Reserve Fund back to a sum equal to six (6) months interest.

Upon deposit with the Trustee of monies sufficient to pay all Principal and Accrued Interest on all Notes then outstanding, and upon satisfaction of all claims against the Company under this Indenture, or upon the making of adequate provisions for the payment of such amounts as permitted by the Indenture, all monies remaining in the Debt Service Reserve Fund, except monies necessary to pay Principal and Accrued Interest on the outstanding Notes, shall be remitted to the Company.

The Trustee shall invest such amounts being held in the Fund in Qualified Investments pending their use and the Trustee is authorized to withdraw monies from the Fund at any time to the extent monies provided by the Company are insufficient to pay Principal and Accrued Interest on the Notes when due. So long as there shall be no Event of Default hereunder and the Company shall maintain the required amount in the Fund, the Trustee shall remit to the Company from time to time any interest or other amounts earned on the Fund.

Section 4.03. Annual Reports.

(a) The Company shall file with the Trustee and Indiana Securities, LLC (the "Placement Agent"), within five (5) days of availability, but in no event later than 90 days from the end of each year, the internal unaudited financial statements for such year and in no event later than 120 days from the end of the fiscal year its audited financial statements for such year reported on and certified by an independent certified accountant. Upon written request from any Holder, the Placement Agent shall send to such Holder copies of the Company's audited financial statements.

(b) So long as any of the Notes remain outstanding, the Company shall cause any quarterly or other financial report prepared by the Company for general distribution to the members of the Company, excluding internal management reports, to be filed with the Trustee and the Placement Agent. Upon written request from any Holder, the Placement Agent shall send to such Holder a copy of any reports filed by the Company with the Placement Agent.

Section 4.04. Compliance Certificate.

(a) The Company shall deliver to the Trustee and the Placement Agent within ninety (90) days after the end of each fiscal year of the Company, an Officers' Certificate, stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under this Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions or conditions hereof (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he may have knowledge and the status thereof).

(b) The Company shall, so long as any of the Notes are outstanding, deliver to the Trustee, forthwith upon (but in any case within ten (10) days of) becoming aware of any Default, Event of Default or default in the performance of any covenant, agreement or condition contained in this Indenture, an Officers' Certificate specifying such Default or Event of Default and the status thereof.

Section 4.05. Payment of Taxes and Other Claims. The Company will pay or discharge or cause to be paid or discharged, and will cause each of its Subsidiaries to pay or discharge, before the same shall become delinquent, (1) all taxes, assessments and governmental charges, if any, levied or imposed upon it or upon its income, profits or property, and (2) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon its property; provided, however, that neither the Company nor any Subsidiary shall be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings; and provided, further, that adequate book reserves (in the opinion of the Company's independent accountants) have been established with respect thereto; and provided, further, that the Company's or such Subsidiary's title to, and right to use, such property is not materially adversely affected thereby.

Section 4.06. Maintenance of Properties. The Company will cause all its properties used or useful in the conduct of its business to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however that nothing in this Section shall prevent the Company from discontinuing the maintenance and operation of any such properties if such discontinuance is, in the judgment of the Company, desirable in the conduct of its business and not disadvantageous in any material respect to the Holders.

Section 4.07. Restricted Payments. The Company shall not make any distribution or payment on its membership interests or to its members, as members (other than distributions to members to the extent necessary to pay the members' or their respective owners' respective income tax liabilities associated with the Company and distributions payable in additional membership interests), or purchase, redeem or otherwise acquire or retire for value any membership interests of the Company (collectively, "Restricted Payments"), if, at the time of such Restricted Payment, after giving effect thereto, (i) a Default or an Event of Default shall have occurred and be continuing; (ii) the Equity of the Company shall not exceed $6,000,000 or (iii) the aggregate amount expended for such Restricted Payments (the amount expended for such purposes, if other than in cash, to be determined by a resolution of the Board of Managers of the Company set forth in an Officers' Certificate delivered to the Trustee) subsequent to December 31, 2002 shall exceed the sum of (A) 25% of the aggregate Consolidated Net Income of the Company (or, in case such aggregate Consolidated Net Income shall be a deficit, minus 100% of such deficit) accrued on a cumulative basis subsequent to December 31, 2002, provided, however, that if Equity shall exceed $10,000,000 as of the end of any fiscal quarter, the percentage of Consolidated Net Income earned and used in the calculation after such date shall be 50%, (B) the aggregate net proceeds, including the fair market value of property other than cash (such fair market value to be evidenced by a resolution of the Board of Managers of the Company set forth in an Officers' Certificate delivered to the Trustee), received by the Company from the issue or sale after December 31, 2002 of membership interests of the Company, including membership interests of the Company issued upon the conversion of indebtedness of the Company, other than membership interests that are redeemable at the option of the holder or are mandatorily redeemable and (C) $1,000,000; provided, however, that the foregoing shall not prevent the retirement of any membership interests of the Company by exchange for, or out of proceeds of the substantially concurrent sale of, other membership interests (other than membership interests that are redeemable at the option of the holder or are mandatorily redeemable), and neither such retirement nor the proceeds of any such sale or exchange shall be included in any computation made under clause (i) above.

Section 4.08. Limited Liability Company Existence. The Company will do or cause to be done all things necessary to preserve and keep in full force and effect its limited liability company existence and will comply with all laws applicable to it, provided, however, that nothing in this Section shall prevent (i) the merger of any Subsidiary with or into the Company or (ii) any consolidation or merger of the Company with or into another entity or (iii) the sale, transfer or lease of all or substantially all of the assets of the Company or (iv) the dissolution and liquidation of the Company following such a transfer or sale so long as the provisions of Section 3.04 and Section 5.01 are observed.

Section 4.09. Prepayments of Affiliate Debt. The Company will not, and will not cause or permit any Subsidiary to, prepay any indebtedness owed to an Affiliate of the Company but principal payments required by the terms of applicable promissory notes may be made.

Section 4.10. Transactions with Affiliates. Notwithstanding any other provision hereof, the Company will not, and will not cause or permit any Subsidiary to, directly or indirectly, enter into any transaction including but not limited to any loan, advance, capital contribution or transfer with any Affiliate of the Company unless determined in good faith by the Board of Managers by resolution to be fair and reasonable to the Company or such Subsidiary and not materially adverse to the interests of Holders (and a copy of such resolution is delivered to this Trustee with an Officer's Certificate).

Section 4.11. Transfers of Material Assets. The Company will not, and will not cause or permit any Subsidiary to, sell, lease, transfer or otherwise dispose of, in any transaction or series of transactions outside the Company's ordinary course of business, any material portion of its property or assets (including interest in its Subsidiaries) outside the ordinary course of business unless such transaction or series of transactions is determined in good faith by the Board of Managers to be fair and reasonable to the Company or such Subsidiary (and a copy of such resolution is delivered to the Trustee with an Officer's Certificate).

ARTICLE 5

SUCCESSORS

Section 5.01. When Company May Merge, etc. The Company shall not consolidate or merge with or into, or transfer, sell or lease all or substantially all of its assets to any person unless (1) the entity formed by such consolidation or into which the Company is merged or the person which acquires by conveyance or transfer the properties and assets of the Company substantially as an entirety (i) shall have its principal office in the United States of America, (ii) shall, after giving effect to such consolidation, merger, conveyance or transfer, have a net worth equal to or greater than that of the Company immediately prior to the transaction and (iii) shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the Principal of, and interest on all the outstanding Notes and the performance of every covenant of this Indenture on the part of the Company to be performed or observed; (2) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have happened and be continuing; (3) the provisions of Section 3.04, if applicable, shall have been complied with; and (4) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel each stating that such consolidation, merger, conveyance or transfer and such supplemental indenture comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

ARTICLE 6

SUBORDINATION

SECTION 6.01. Agreement to Subordinate. The Company, for itself and its successors, and each Holder, by accepting Notes, agrees that the payment of the Principal and Accrued Interest on or any other amounts due on the Notes are subordinated and subject in right of payment to the extent and in the manner stated in this Article 6, to the prior payment in full of all Senior Indebtedness. Each Holder by accepting Notes authorizes and directs the Trustee on behalf of such Holder to take such action as may be necessary or appropriate to effectuate, as between the holders of Senior Indebtedness and such Holder, the subordination provided in this Article 6 and appoints the Trustee attorney-in-fact for such Holder for such purpose.

This Article 6 shall constitute a continuing offer to all Persons who, in reliance upon such provisions, become holders of, or continue to hold, Senior Indebtedness, and such provisions are made for the benefit of the holders of Senior Indebtedness and such holders are made obligees hereunder and they and/or each of them may enforce such provisions.

SECTION 6.02. Company Not to Make Payments with Respect to Notes in Certain Circumstances.

Upon the maturity of any Senior Indebtedness by lapse of time, acceleration (unless waived) or otherwise, all principal thereof and interest thereon shall first be paid in full, or such payment duly provided for in cash or in a manner satisfactory to the holders of such Senior Indebtedness, before any payment is made on account of the Principal of or Accrued Interest on the Notes or to acquire any of the Notes.

In the event that notwithstanding the provisions of this Section 6.02 the Company shall make any payment to the Trustee on account of the Principal of or Accrued Interest on the Notes after the happening of a default in payment of the principal of or interest on Senior Indebtedness then, unless and until such default shall have been cured or waived or shall have ceased to exist, such payment (subject to the provisions of Sections 6.06 and 6.07) shall be held by the Trustee, in trust for the benefit of, and shall be paid forthwith over and delivered to, the holders of Senior Indebtedness (pro rata as to each of such holders on the basis of the respective amounts of Senior Indebtedness held by them) or their representative or the trustee under the indenture or other agreement (if any) pursuant to which Senior Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all Senior Indebtedness in full in accordance with its terms, after giving effect to any concurrent payment or distribution to or for the holders of Senior Indebtedness.

The Company shall give prompt written notice to the Trustee of any default in the payment of principal of or interest on any Senior Indebtedness, provided that the effectiveness and enforceability of the provisions of this Article 6 shall not be conditioned on the Company giving or having given such notice.

SECTION 6.03. Notes Subordinated to Prior Payment of All Senior Indebtedness on Dissolution, Liquidation or Reorganization of the Company. Upon any distribution of assets of the Company in any dissolution, winding up, liquidation or reorganization of the Company (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or otherwise):

(1) the holders of all Senior Indebtedness shall first be entitled to receive payment in full of the principal thereof and interest due thereon before the Holders of the Notes are entitled to receive any payment on account of the principal of or interest on the Notes;

(2) any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to which the Holders of the Notes or the Trustee on behalf of the Holders of the Notes would be entitled except for the provisions of this Article 6, including any such payment or distribution which may be payable or deliverable by reason of the payment of the Notes, shall be paid by the liquidating trustee or agent or other Person making such payment or distribution directly to the holders of the Senior Indebtedness or their representative, or to the trustee under any indenture under which Senior Indebtedness may have been issued (pro rata as to each such holder, representative or trustee on the basis of the respective amounts of unpaid Senior Indebtedness held or represented by each), to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution or provisions therefor to the holders of such Senior Indebtedness; and

(3) in the event that notwithstanding the foregoing provisions of this Section 6.03, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, including any such payment or distribution which may be payable or deliverable by reason of the payment of any other indebtedness of the Company being subordinated to the payment of the Notes, shall be received by the Trustee or the Holders of the Notes on account of principal of or interest on the Notes before all Senior Indebtedness is paid in full, or effective provision made for its payment, such payment or distribution (subject to the provisions of Section 6.06 and 6.07) shall be received and held in trust for and shall be paid over to the holders of

the Senior Indebtedness remaining unpaid or unprovided for or their representative, or to the trustee under any indenture under which such Senior Indebtedness may have been issued (pro rata as provided as in subsection (2) above), for application to the payment of such Senior Indebtedness until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution or provision therefor to the holders of such Senior Indebtedness.

The Company shall give prompt written notice to the Trustee of any dissolution, winding up, liquidation or reorganization of the Company.

SECTION 6.04. Noteholders to be Subrogated to Rights of Holders of Senior Indebtedness. Subject to the payment in full of all Senior Indebtedness, the Holders of the Notes shall be subrogated equally and ratably to the rights of the holders of the Senior Indebtedness to receive payments or distributions of assets of the Company applicable to the Senior Indebtedness until all amounts owing on the Notes shall be paid in full, and for the purpose of such subrogation no payments or distributions to the holders of the Senior Indebtedness by or on behalf of the Company or by or on behalf of the Holders of the Notes by virtue of this Article 6 which, but for this Article 6, would have been made to the Holders of the Notes shall, as among the Company, its creditors other than holders of the Senior Indebtedness and the Holders of the Notes, be deemed to be payment by the Company to or on account of the Senior Indebtedness, it being understood that the provisions of this Article 6 are intended solely for the purpose of defining the relative rights of the Holders of the Notes, on the one hand, and the holders of the Senior Indebtedness on the other hand.

SECTION 6.05. Obligation of the Company Unconditional. Nothing contained in this Article 6 or elsewhere in this Indenture or in any Note is intended to or shall impair, as between the Company and the Holders of the Notes, the obligation of the Company, which is absolute and unconditional, to pay to the Holders of the Notes the principal of and interest on the Notes as and when the same shall become due and payable in accordance with their terms, or is intended to or shall affect the relative rights of the Holders of the Notes and creditors of the Company other than the holders of the Senior Indebtedness, nor shall anything herein or therein prevent the Trustee or the Holder of any Note from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article 6 of the holders of Senior Indebtedness in respect of cash, property or securities of the Company received upon the exercise of any such remedy. Upon any distribution of assets of the Company referred to in this Article 6, the Trustee, subject to the provisions of Section 8.01 and 8.02, and the Holders of the Notes shall be entitled to rely upon any order or decree made by any court of competent jurisdiction in which such dissolution, winding up, liquidation or reorganization proceedings are pending, or a certificate of the liquidating trustee or agent or other Person making any distribution to the Trustee or the Holders of the Notes, for the purpose of ascertaining the Persons entitled to participate in such distribution, the holders of the Senior Indebtedness and other indebtedness of the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article 6.

Nothing contained in this Article 6 or elsewhere in this Indenture or in any Note is intended to or shall affect the obligation of the Company to make, or prevent the Company from making, at any time except during the pendency of any dissolution, winding up, liquidation or reorganization proceeding, and except during the continuance of any default specified in Section 6.02 (not cured or waived), payments at any time of the Principal of or Accrued Interest on the Notes.

SECTION 6.06. Knowledge of Trustee. Notwithstanding any provision of this Indenture, the Trustee shall not be charged with knowledge of the existence of any facts which would prohibit the making of any payment of monies to or by the Trustee until two days after the Trustee shall have received written notice thereof from the Company, any Noteholder or any Paying Agent or the holder or representative of any class of Senior Indebtedness.

SECTION 6.07. Application by Trustee of Monies Deposited with It. If at least two days prior to the date on which by the terms of this Indenture any monies deposited with the Trustee or any Paying Agent may become payable for any purpose (including, without limitation, the payment of either the principal of or the interest on any Note) the Trustee shall not have received with respect to such monies the notice provided for in Section 6.06, then the Trustee shall have full power and authority to receive such monies and to apply the same to the purpose for which they were received and shall not be affected by any notice to the contrary which may be received by it on or after such date. This Section shall be construed solely for the benefit of the Trustee and Paying Agent and shall not otherwise affect the rights of holders of such Senior Indebtedness.

SECTION 6.08. Subordination Rights Not Impaired by Acts or Omissions of Company or Holders of Senior Indebtedness. No right of any present or future holders of any Senior Indebtedness to enforce subordination as provided herein shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Company or by any act or failure to act, in good faith, by any such holder, or by any noncompliance by the Company with the terms of this Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with. The holders of Senior Indebtedness may extend, renew, modify or amend the terms of the Senior Indebtedness or any security therefor and release, sell or exchange such security and otherwise deal freely with the Company, all without affecting the liabilities and obligations of the parties to this Indenture or the Holders. No provision in any supplemental indenture which affects the superior position of the holders of the Senior Indebtedness shall be effective against the holders of the Senior Indebtedness who have not consented thereto.

SECTION 6.09. Noteholders Authorize Trustee to Effectuate Subordination of Notes. Each Holder of Notes by acceptance thereof authorizes and expressly directs the Trustee on its, his or her behalf to take such action as may be necessary or appropriate to effectuate the subordination provided in this Article 6 and appoints the Trustee its, his or her attorney-in-fact for such purpose, including, in the event of any dissolution, winding up, liquidation or reorganization of the Company (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or otherwise) tending towards liquidation of the business and assets of the Company, the immediate filing of a claim for the unpaid balance of its, his or her Notes in the form required in said proceedings and cause said claim to be approved. If the Trustee does not file a proper claim or proof of debt in the form required in such proceeding prior to 30 days before the expiration of the time to file such claim or claims, then the holders of Senior Indebtedness have the right to file and are hereby authorized to file an appropriate claim for and on behalf of the Holders of said Notes.

SECTION 6.10. Right of Trustee to Hold Senior Indebtedness. The Trustee shall be entitled to all of the rights set forth in this Article 6 in respect of any Senior Indebtedness at any time held by it to the same extent as any other holder of Senior Indebtedness and nothing in this Indenture shall be construed to deprive the Trustee of any of its rights as such holder.

SECTION 6.11. Article Six Not to Prevent Events of Default. The failure to make a payment on account of Principal or Accrued Interest by reason of any provision in this Article 6 shall not be construed as preventing the occurrence of any Event of Default under Section 7.01.

ARTICLE 7

DEFAULTS AND REMEDIES

Section 7.01. Events of Default. An "Event of Default" occurs if:

(1) the Company defaults in the payment of interest on any Notes when the same becomes due and payable and the Default continues for a period of ten (10) days;

(2) the Company defaults in the payment of the Principal of any Notes when the same becomes due and payable at maturity, upon redemption or otherwise;

(3) the Company fails to comply with any of its other agreements in the Notes or the Indenture and the Default continues for the period and after the notice specified below;

(4) a court having jurisdiction in the premises enters (A) a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or (B) a decree or order adjudging the Company as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under any applicable Federal or State law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of sixty (60) consecutive days;

(5) the Company commences a voluntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or any other case or proceeding to be adjudicated a bankrupt or insolvent, or consents to the entry of a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or files a petition or answer or consent seeking reorganization or relief under any applicable Federal or State law, or consents to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company or of any substantial part of its property, or makes an assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;

(6) the Company defaults under any bond, note or other evidence of indebtedness (other than nonrecourse indebtedness) for borrowed money in excess of $25,000 and such default shall be the result of the Company's failure to pay any portion of the principal of such indebtedness when due (after the expiration of any applicable grace period with respect thereto) or shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable; or

(7) one or more judgments or decrees entered against the Company or any Subsidiary ordering payment (not paid or fully covered by insurance) of $25,000 or more in the case of one such judgment or decree and $250,000 or more in the aggregate for all such judgments and decrees for the Company and all its subsidiaries and all such judgments and decrees have not been vacated, discharged, stayed or bonded pending appeal within 60 days from the entry thereof.

A Default under clause (3) is not an Event of Default until the Trustee or the Holders of at least 25% in principal amount of the Notes notify the Company of the Default and the Company does not cure the Default within thirty (30) days after receipt of the notice. The notice must specify the Default, demand that it be remedied and state that the notice is a "Notice of Default."

Section 7.02. Acceleration. If an Event of Default (other than an Event of Default described in paragraphs (4) and (5) of Section 7.01 of this Indenture) occurs and is continuing, the Trustee by written notice to the Company, or the Holders of at least 25% in aggregate principal amount of the outstanding Notes by written notice to the Company and the Trustee, may declare the principal of and accrued interest on all the Notes to be due and payable. Upon such declaration the Principal and accrued interest shall become immediately due and payable. In case of an Event of Default described in paragraph (4) or paragraph (5) of Section 7.01 of this Indenture, such amount shall be due and payable without any declaration or any act on the part of the Trustee or the Holders. Holders of a majority in principal amount of the Notes by notice to the Trustee (or the Trustee acting alone if the Trustee declared the acceleration) may rescind an acceleration and its consequences if (a) the rescission would not conflict with any judgment or decree, (b) all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration, (c) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by the declaration of acceleration, has been paid, and (d) in the event of the cure or waiver of a Default or Event of Default under Section 7.01(6), the Trustee shall have received an Officers' Certificate or an Opinion of Counsel that such Default or Event of Default has been cured or waived.

Section 7.03. Other Remedies. If an Event of Default occurs and is continuing, the Trustee may, subject to Article 6, pursue any available remedy to collect the payment of Principal or Accrued Interest on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default or a Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

Section 7.04. Waiver of Past Defaults. The Holders of a majority in principal amount of the Notes by notice to the Trustee may waive an existing Default and its consequences except a Default in the payment of the principal of, redemption price or interest on any Notes which may only be waived by all affected Holders of Notes and the Trustee.

Section 7.05. Control of Majority. The Holders of a majority in principal amount of the Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture, is unduly prejudicial to the rights of other Holders of Notes, or would involve the Trustee in personal liability. The Company may, but shall not be obligated to fix a record date for the purpose of determining the Holders entitled to vote on the direction of any such proceeding.

Section 7.06. Limitation on Suits. A Holder of Notes may pursue a remedy with respect to this Indenture or the Notes only subject to Article 6 and only if:

(1) the Holder gives to the Trustee notice of a continuing Event of Default;

(2) the Holders of at least 25% in principal amount of the Notes make a request to the Trustee to pursue the remedy;

(3) such Holder or Holders offer to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense;

(4) the Trustee does not comply with the request within sixty (60) days after receipt of the request and the offer of indemnity; and

(5) during such sixty (60) day period the Holders of a majority in principal amount of the Notes do not give the Trustee a direction inconsistent with the request.

A Holder of Notes may not use this Indenture to prejudice the rights of another Holder of Notes or to obtain a preference or priority over another Holder of Notes.

Section 7.07. Rights of Holders to Receive Payment. Subject to the provisions of Article 6 and Section 7.02 of this Indenture, notwithstanding any other provision of this Indenture, the right of any Holder of a Note to receive payment of principal and interest on the Notes, on or after the respective due dates expressed in the Notes, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the Holder.

Section 7.08. Collection Suit by Trustee. If an Event of Default occurs and is continuing, the Trustee, subject to Article 6, may recover judgment in its own name and as trustee of an express trust against the Company for the whole amount of principal and interest remaining unpaid on the Notes.

Section 7.09. Trustee May File Proofs of Claim.

(a) In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relating to the Company or the property of the Company, the Trustee (irrespective of whether the principal of the Notes shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have given written notice of any demand on the Company for the payment of overdue principal or interest), subject to Article 6, shall be entitled and empowered, by intervention in such proceeding or otherwise,

(i) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Notes and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceeding, and

(ii) to collect and receive any monies or other securities or property payable or deliverable upon the conversion or exchange of the Notes or upon any such claims and to distribute the same; and any receiver, assignee, trustee, liquidator, sequestrator (or other similar official) in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due to the Trustee under Section 8.06 of this Indenture.

(b) Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 7.10. Priorities. If the Trustee collects any money pursuant to this Article, it shall pay out the money in the following order:

First: to the Trustee for amounts due under Section 8.06 hereof;

Second: to Holders of Notes for amounts due and unpaid on the Notes for Principal and Accrued Interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for Principal and Accrued Interest, respectively; and

Third: to the Company.

The Trustee may, from time to time, fix record dates and payment dates for any such payments to Holders of Notes. Pending payment, the Trustee shall hold such monies in trust and invest and reinvest them in Qualified Investments.

Section 7.11. Undertaking for Costs. In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section does not apply to a suit by the Company, the Trustee, a suit by a Holder pursuant to Section 7.06, or a suit initiated by Holders of more than 10% in principal amount of the Notes.

ARTICLE 8

TRUSTEE

Section 8.01. Duties of Trustee.

(a) If an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

(b) Except during the continuance of an Event of Default:

(1) The Trustee need perform only those duties that are specifically set forth in this Indenture and no others.

(2) In the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture.

(c) The Trustee may not be relieved from liability for its own gross negligent action, its own gross negligent failure to act, or its own willful misconduct, except that:

(1) This paragraph does not limit the effect of paragraph (b) of this Section.

(2) The Trustee shall not be liable for any error of judgment made in good faith by a Trust Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts.

(3) The Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 7.05 of this Indenture.

(d) Every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b) and (c) of this Section.

(e) The Trustee may refuse to perform any duty or exercise any right or power unless it receives indemnity satisfactory to it against any loss, liability or expense.

(f) The Trustee shall not be liable for interest on any money received by it.

Section 8.02. <u>Rights of Trustee</u>.

(a) The Trustee may rely on any document believed by it to be genuine and to have been signed or presented by the proper person. The Trustee need not investigate any fact or matter stated in the document, unless it has reason to believe such fact or matter is falsely represented.

(b) Before the Trustee acts or refrains from acting, it may require an Officers' Certificate or an Opinion of Counsel. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Certificate or Opinion or both.

(c) The Trustee may act through agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

(d) The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers.

Section 8.03. Individual Rights of Trustee. The Trustee in its individual, trust, or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Company or an Affiliate with the same rights it would have if it were not Trustee. Any Agent may do the same with the like rights. However, the Trustee is subject to Sections 8.09 of this Indenture.

Section 8.04 Trustee's Disclaimer. The Trustee makes no representation as to the validity or adequacy of this Indenture or the Notes, it shall not be accountable for the Company's use of the proceeds from the Notes, and it shall not be responsible for any statement in the Notes other than its authentication.

Section 8.05. Notice of Defaults. If a Default occurs and is continuing and if the Trustee has received notice of the Default, the Trustee shall mail to Holders a notice of the Default within sixty (60) days after it occurs. Except in the case of a Default in payment on any Notes, the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the best interest of Holders.

Section 8.06. Compensation and Indemnity. The Company shall promptly pay to the Trustee, upon request, from time to time reasonable compensation for its services. The Company shall reimburse the Trustee upon request for all reasonable out-of-pocket expenses incurred by it. Such expenses shall include the reasonable compensation and out-of-pocket expenses of the Trustee's agents and counsel.

The Company shall indemnify the Trustee against any loss or liability incurred by it in connection with its services hereunder, except as set forth in the next paragraph. The Trustee shall notify the Company promptly of any claim for which it may seek indemnity.

The Company need not reimburse any expense or indemnify against any loss or liability incurred by the Trustee through negligence, bad faith, or willful misconduct.

To secure the Company's payment obligations in this Section, the Trustee shall have a lien prior to the Notes on all money or property held or collected by the Trustee, except that held in trust to pay principal and interest on the Notes. Such lien shall survive the satisfaction and discharge of this Indenture or any other termination under any bankruptcy law.

When the Trustee incurs expenses or renders services after an Event of Default specified in Section 7.01(4) or (5) occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any bankruptcy law.

Section 8.07. Replacement of Trustee. A resignation or removal of the Trustee and appointment of a successor Trustee shall become effective only upon the successor Trustee's acceptance of appointment as provided in this Section.

The Trustee may resign by so notifying the Company. The Holders of a majority in principal amount of the Notes may remove the Trustee by so notifying the Trustee and the Company. The Company may remove the Trustee if:

(1) the Trustee fails to comply with Section 8.09;

(2) the Trustee is adjudged a bankrupt or an insolvent;

(3) a receiver or public officer takes charge of the Trustee or its property; or

(4) the Trustee becomes incapable of acting.

If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Company shall promptly appoint a successor Trustee. Within one (1) year after the successor Trustee takes office, the Holders of a majority in principal amount of the then outstanding Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Company.

If a successor Trustee does not take office within sixty (60) days after the retiring Trustee resigns or is removed, the retiring Trustee, the Company or the Holders of at least 10% of principal amount of the Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee.

If the Trustee fails to comply with Section 8.09 hereof, any Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to the Holders of the Notes. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, subject to the lien provided for in Section 8.06.

Section 8.08. Successor Trustee by Merger, etc. If the Trustee consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to another corporation, the successor corporation without any further act shall be the successor Trustee.

Section 8.09. Eligibility; Disqualification. This Indenture shall always have a Trustee who is qualified or eligible to be qualified under TIA §301 et seq., and is a corporation organized and doing business under the laws of the United States or any State or Territory or of the District of Columbia or a corporation or other person permitted to act as trustee by the SEC which (A) is authorized under such laws to exercise corporate trust powers, and (B) is subject to supervision or examination by Federal, State, Territorial, or District of Columbia authority. (TIA § 310(a)(1)). The Trustee is subject to TIA § 310(b), including the optional provision permitted by the second sentence of TIA § 310(b),(9). Section 11.07 lists any excluded indenture or trust agreement.

Section 8.10. Annual Accounting. Once each year and more frequently, if necessary, the Trustee shall render an accounting to the Company of all funds held by the Trustee in respect of Notes.

ARTICLE 9

DISCHARGE OF INDENTURE

Section 9.01. Termination of Company's Obligations.

(a) Subject to paragraph (b) of this Section 9.01, the Company may terminate all of its obligations under this Indenture if:

(1) the Notes all mature within one year or all of them have been called for redemption under arrangements satisfactory to the Trustee for giving notice of redemption; and

(2) the Company irrevocably deposits in trust with the Trustee money or U.S. Government Obligations sufficient to pay principal and interest on the Notes to maturity or redemption, as the case may be.

(b) Notwithstanding the foregoing, the Company's obligations in Sections 2.03, 2.04, 2.05, 2.06, 2.07, 4.01, 8.06, 8.07 and 9.03, and in Article 11, shall survive until the Notes are no longer outstanding. Thereafter the Company's obligations in Section 8.06 and 9.03 shall survive.

(c) After a deposit the Trustee upon request shall acknowledge in writing the discharge of the Company's obligations under this Indenture except for those surviving obligations specified above.

(d) In order to have money available on a payment date to pay Principal or Accrued Interest on the Notes, the U.S. Government Obligations shall be payable as to principal or interest on or before such payment date in such amounts as will provide the necessary money. U.S. Government Obligations shall not be callable at the issuer's option.

(e) "U.S. Government Obligations" means direct obligations of the United States of America for the payment of which the full faith and credit of the United States of America is pledged.

Section 9.02. Application of Trust Money. The Trustee shall hold in trust money or U.S. Government Obligations deposited with it pursuant to Section 9.01, and shall invest any money earnings in U.S. Government Obligations conforming to the requirements of Section 9.01. It shall apply the deposited money and the money from U.S. Government Obligations through the Paying Agent and in accordance with this Indenture to the payment of principal and interest on the Notes.

Section 9.03. Repayment to Company. The Trustee and the Paying Agent shall promptly pay to the Company upon request any excess money or securities held by them at any time.

The Trustee and the Paying Agent shall pay to the Company upon request any money held by them for the payment of Principal or Accrued Interest that remains unclaimed for three (3) years after the redemption or payment date; provided, however, that the Trustee or such Paying Agent shall, upon written request and at the expense of the Company, cause to be published once, in a newspaper of general circulation in Indianapolis, Indiana or mailed to each Holder, notice that such money remains unclaimed and that, after a date specified therein, which shall be not less than fifteen (15) days from the date of such publication or mailing, any unclaimed balance of such money then remaining shall be repaid to the Company. After payment to the Company, Holders of Notes entitled to the money must look to the Company for payment as general creditors unless an applicable abandoned property law designates another person.

Section 9.04. Reinstatement. If the Trustee or Paying Agent is unable to apply any money or U.S. Government Obligations in accordance with Section 9.01 and 9.02 of this Indenture by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company's obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit has occurred pursuant to Section 9.01 of this Indenture until such time as the Trustee or Paying Agent is permitted to apply such money or U.S. Government Obligations in accordance with Section 9.01 of this Indenture; provided, however, that if the Company has made any payment of interest or on principal of any Notes because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of the Notes to receive payment from the money or U.S. Government Obligations held by the Trustee or Paying Agent.

ARTICLE 10

AMENDMENTS

Section 10.01. Without Consent of Holders. The Company and the Trustee may amend this Indenture or the Notes without the consent of any Holders of Notes:

(1) to cure any ambiguity, defect or inconsistency with any other provision herein;

(2) to comply with Sections 5.01 and Article 11; or

(3) to make any change that does not adversely affect the rights of any Holders of Notes.

After an amendment to this Indenture becomes effective, the Company shall promptly mail a notice to the Holders of the Notes briefly describing the amendment.

Section 10.02. With Consent of Holders. The Company, when duly authorized by its Board of Managers, and the Trustee may amend this Indenture with the written consent of the Holders of at least 66 2/3% in Principal amount of the Notes. However, without the consent of each Holder, an amendment under this Section may not:

(1) reduce the amount of Notes whose Holders must consent to an amendment;

(2) reduce the rate of or change the time for payment of interest, including any defaulted interest, on any Notes;

(3) reduce the principal of or change the fixed maturity of any Notes or change the date on which or circumstances in which, any Note may be subject to redemption, or reduce the redemption price thereof;

(4) make any Notes payable in currency other than that stated in the Notes;

(5) make any change in Article 3 or Section 7.04, 7.07 or this Section 10.02; or

(6) waive a Default in the payment of the principal of, or interest on, any Note.

After an amendment under this Section becomes effective, the Company shall mail to Holders of Notes a notice briefly describing the amendment.

Section 10.03. Revocation and Effect of Consents. Until an amendment or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by the Holder and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder's Notes, even if notation of the consent is not made on any Notes. However, any such Holder or subsequent Holder may revoke the consent as to his Note or portion of a Note if the Trustee receives the notice of revocation before the date the amendment or waiver becomes effective. An amendment or waiver becomes effective upon receipt by the Trustee of (i) an Officers' Certificate certifying that the Holders of the requisite Principal amount of Notes have consented to such amendment or waiver, and (ii) the written consents from the Holders of the requisite percentage in Principal amount of Notes; and thereafter binds every Holder of Notes and shall bind subsequent Holders of the Notes whether or not they had notice of the amendment or waiver.

Section 10.04. Notation on or Exchange of Notes. The Trustee may place an appropriate notation about an amendment or waiver on any Notes thereafter authenticated. The Company in exchange for all Notes may issue and the Trustee shall authenticate new Notes that reflect the amendment or waiver.

ARTICLE 11

MISCELLANEOUS

Section 11.01. Notices. Any notice or communication by the Company or the Trustee to the other is duly given if in writing and hand delivered or mailed by first-class mail to the other's address stated in Section 11.07. The Company or the Trustee by notice to the other may designate additional or different address for subsequent notice or communications.

Any notice or communication to a Holder shall be mailed by first-class mail to his address shown on the register kept by the Registrar. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders.

Any notice or communication by a Holder to either the Company or the Trustee shall be hand delivered or mailed by first class mail to the address stated in Section 11.07 or any additional or different address notice of which has been given to the Holders.

If a notice or communication is mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

If the Company mails a notice or communication to Holders, it shall mail copy to the Trustee and each Agent at the same time.

All other notices or communications shall be in writing.

Section 11.02. Certificate and Opinion as to Conditions Precedent. Upon any request or application by the Company to the Trustee to take any action under this Indenture, the Company shall furnish to the Trustee:

(1) an Officers' Certificate stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(2) an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

Section 11.03. Statements Required in Certificate or Opinion. Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(1) a statement that the person making such certificate or opinion has read such covenant or condition;

(2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3) a statement that, in the opinion of such person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(4) a statement as to whether or not, in the opinion of such person, such condition or covenant has been complied with.

Section 11.04. Rules by Trustee and Agents. The Trustee may make reasonable rules for action by a meeting of Holders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

Section 11.05. Legal Holidays. A "Legal Holiday" is a Saturday, a Sunday or a day on which Trustee is not required to be open. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.

Section 11.06. Duplicate Originals. The parties may sign any number of copies of this Indenture. One signed copy is enough to prove this Indenture.

Section 11.07. Variable Provisions.

"Officer" means the Chairman, President, any Vice- President, the Treasurer, the Secretary, any Assistant Treasurer or any Assistant Secretary of the Company.

The Company initially appoints the Trustee Paying Agent and Registrar.

The first certificate pursuant to Section 4.04 shall be for the fiscal year ending on December 31, 2003.

The Company's address is:

Davis Homes, LLC
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240
Attention: C. Richard Davis

The Trustee's address is:

First Community Bank & Trust
298 State Road 135 North
P.O. Box 767
Greenwood, Indiana 46142
Attention: Corporate Trust

Section 11.08. Proof of Acts. Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee, and, where it is hereby expressly required, to the Company. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and conclusive in favor of the Trustee and the Company, if made in the manner provided in this Section.

The fact and date of the execution by any person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by the certificate of any notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by an officer of a corporation or a member of a partnership, on behalf of such corporation or partnership, such certificate or affidavit shall also constitute sufficient proof of his authority. The fact and date of the execution of any such instrument or writing, or the authority of the person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

Section 11.09. Governing Law. The laws of the State of Indiana shall govern this Indenture and the Notes.

Section 11.10. Successors. All agreements of the Company in this Indenture and the Notes shall bind its successors. All agreements of the Trustee in this Indenture shall bind its successors.

Section 11.11. Severability. In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 11.12. Table of Contents, Headings, etc. The Table of Contents, cross-reference Table and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

Section 11.13. Benefits of Indenture. Nothing in this Indenture or the Notes shall give to any Person, other than the parties hereto and their successors hereunder and the Holders, any benefit or legal or equitable right, remedy or claim under this Indenture.

SIGNATURES

Dated: March 7, 2003

DAVIS HOMES, LLC

By: Davis Holding Corporation, Managing Member

By: [signature]

C. Richard Davis
Executive Vice President

Attest: [signature]

Asst. Secretary

Dated: March 6, 2003

FIRST COMMUNITY BANK & TRUST

By: [signature]

Name: ALBERT R JACKSON III

Title: PRESIDENT SENIOR TRUST OFFICER

Attest:

[signature]

Trust Officer

Exhibit 10.3

Consent and Certification of
Indiana Securities, LLC

CONSENT AND CERTIFICATION BY UNDERWRITER

1. The undersigned hereby consents to being named as underwriter in an offering statement as amended and filed with the Securities and Exchange Commission by Davis Homes, LLC, pursuant to Regulation A in connection with a proposed offering of a minimum of $2,650,000 and a maximum of $5,000,000 in aggregate principal amount of Series 2003 Subordinated Notes with an interest rate of 10% and a maturity date of April 15, 2011.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement, as amended, with respect to the undersigned, its managers and officers or members, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

Indiana Securities, LLC

By: Frank W. [signature]
Its: President

March 7, 2003